Exhibit 2.1

MERGER AGREEMENT

BY AND AMONG

UTSTARCOM PERSONAL COMMUNICATIONS, LLC
(the “Company”)

UTSTARCOM, INC.
(“Parent”)

PERSONAL COMMUNICATIONS DEVICES HOLDINGS, LLC
(“Buyer”)

AND

PERSONAL COMMUNICATIONS DEVICES, LLC
(“MergerCo”)

JUNE 30, 2008

3.17	Labor Matters	24
3.18	Permits; Compliance with Laws	24
3.19	Employee Benefit Programs	25
3.20	Insurance Coverage	26
3.21	Investment Banking; Brokerage	26
3.22	Environmental Matters	27
3.23	Customers, Distributors and Partners	28
3.24	Suppliers	29
3.25	Warranty and Related Matters	29
3.26	Illegal Payments	30
3.27	Patriot Act	30
3.28	Inventory	30
3.29	Disclosure	30

ARTICLE IV

	REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGERCO	30
4.1	Organization and Corporate Power	31
4.2	Authorization	31
4.3	Non-Contravention	31
4.4	Investment Banking; Brokerage	31
4.5	Financing	32
4.6	Litigation	32
4.7	Non Reliance on Estimates, Projections, Forecasts, Forward Looking Statements and Business Plans	32
4.8	No Other Representations or Warranties	32

ARTICLE V

	COVENANTS OF THE PARTIES	33
5.1	Conduct of Business Prior to Closing	33
5.2	Actions with Respect to Financing	35
5.3	Access to Information	36
5.4	Non-Competition and Nonsolicitation	36
5.5	Use of Trade Names	37
5.6	Intercompany Liabilities	37
5.7	Press Releases	38
5.8	Exclusivity	38
5.9	Reasonable Best Efforts	39
5.10	Employees	40
5.11	Takeover Statutes	41
5.12	Contact with Employees, Customers and Suppliers	41
5.13	Parent Assignment and License	41
5.14	Canadian Assets	42
5.15	Audited Company Financials	42
5.16	Confidentiality Agreements	43
5.17	Equity Investment	43

5.18	Transition Matters	43
5.19	Lease Guarantees	43

ARTICLE VI

	TAX MATTERS	44
6.1	Filing of Tax Returns	44
6.2	Cooperation on Tax Matters	45
6.3	Tax Sharing Agreements	45
6.4	Straddle Period Taxes	45
6.5	Adjustment to Purchase Price	46
6.6	Survival	46

ARTICLE VII

	CLOSING CONDITIONS OF BUYER AND MERGERCO	46
7.1	Representations and Warranties of the Company and Parent	46
7.2	Performance of Obligations of the Company and Parent	46
7.3	No Injunctions, Orders or Restraints; Illegality	46
7.4	No Material Adverse Effect	47
7.5	Escrow Agreement	47
7.6	Ancillary Agreements	47
7.7	Opinions of Counsel	47
7.8	Delivery of Closing Documents	47
7.9	Debt Financing	48
7.10	Fairness Opinion	48
7.11	Consents and Waivers	48
7.12	Encumbrances	48
7.13	Employment Agreements	48

ARTICLE VIII

	CLOSING CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND PARENT	48
8.1	Representations and Warranties of Buyer and MergerCo	48
8.2	Performance of Obligations of Buyer and MergerCo	49
8.3	Financing	49
8.4	No Injunctions, Orders or Restraints; Illegality	49
8.5	Escrow Agreement	49
8.6	Transition Services Agreement	49
8.7	Closing Deliveries	49

ARTICLE IX

	SURVIVAL; INDEMNIFICATION	50
9.1	Survival of Representations, Warranties and Covenants; Assignability of Rights	50
9.2	Transaction Related Indemnification	50
9.3	Limitations on Liability	52

9.4	Notice; Payment of Losses; Defense of Claims	54

ARTICLE X

	TERMINATION	56
10.1	Termination of Agreement	56
10.2	Procedure Upon Termination	57
10.3	Effect of Termination	57

ARTICLE XI

	GENERAL	57
11.1	Amendments, Waivers and Consents	57
11.2	Construction	57
11.3	Counterparts	58
11.4	Fees and Expenses	58
11.5	Notices and Demands	58
11.6	Dispute Resolution	59
11.7	Governing Law; Consent to Jurisdiction	60
11.8	Remedies; Severability	60
11.9	Integration	60
11.10	No Third Party Beneficiaries	60
11.11	Joint Drafting	60
11.12	Confidentiality	61

ARTICLE XII

	CERTAIN DEFINITIONS	61
12.1	Certain Defined Terms	61
12.2	Additional Defined Terms	68

EXHIBITS

Exhibit A	–	Transition Services Agreement
Exhibit B	–	Supply Agreement
Exhibit C	–	Form of Escrow Agreement
Exhibit D	–	Net Working Capital Principles
Exhibit E	–	Organizational Documents of the Company
Exhibit F-1	–	Bill of Sale
Exhibit F-2	–	Assignment and Assumption Agreement

SCHEDULES

Schedule 1.4		Closing Indebtedness
Schedule 5.1		Interim Conduct
Schedule 5.9(c)		Required Consents
Schedule 5.10		Transferred Employees
Schedule 5.12		Contact with Officers of Buyer and the Company

Schedule 5.14	Canadian Assets
Schedule 7.12	Encumbrances
Schedule 12.1	Knowledge

MERGER AGREEMENT

THIS MERGER AGREEMENT (the “Agreement”) is made as of this 30th day of June, 2008 by and among UTStarcom Personal Communications LLC, a Delaware limited liability company (the “Company”), UTStarcom, Inc., a Delaware corporation and sole member of the Company (“Parent”), Personal Communications Devices, LLC, a Delaware limited liability company (“MergerCo”) and Personal Communications Devices Holdings, LLC, a Delaware limited liability company and sole member of MergerCo (“Buyer”).

W I T N E S S E T H

WHEREAS, Parent owns beneficially and of record all of the outstanding limited liability company interests of the Company (collectively, the “Company Membership Interests”);

WHEREAS, Parent, the Company, MergerCo and Buyer desire to effect a business combination by means of the merger of the Company with and into MergerCo (the “Merger”);

WHEREAS, upon completion of the Merger, MergerCo will be the surviving entity and a wholly-owned subsidiary of Buyer;

WHEREAS, in connection with the transactions contemplated by this Agreement, on the Closing Date, Parent and the Surviving Entity will enter into a Transition Services Agreement dated as of the Closing Date, in the form attached hereto as Exhibit A (the “Transition Services Agreement”);

WHEREAS, in connection with the transactions contemplated by this Agreement, on the Closing Date, Parent and the Surviving Entity will enter into a Supply Agreement dated as of the Closing Date, in the form attached hereto as Exhibit B (the “Supply Agreement”); and

WHEREAS, certain capitalized terms are defined in Article XII.

NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

THE MERGER AND RELATED MATTERS

1.1                                 The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.5), the Company and MergerCo shall consummate the Merger pursuant to which (a) the Company shall be merged with and into MergerCo and the separate corporate existence of the Company shall thereupon cease, (b) MergerCo shall be the surviving entity in the Merger (the “Surviving Entity”) and shall continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of MergerCo with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

1.2                                 Certificate of Formation and Limited Liability Agreement.  The certificate of formation of MergerCo, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Entity until thereafter amended as provided by Law and the terms of such certificate of formation.  The limited liability company agreement of MergerCo, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Entity until thereafter amended as provided by Law, by the terms of the certificate of formation of the Surviving Entity and by the terms of such limited liability company agreement.

1.3                                 Managers and Officers.  The managers of MergerCo immediately prior to the Effective Time shall be the initial managers of the Surviving Entity and the officers of MergerCo immediately prior to the Effective Time shall be the initial officers of the Surviving Entity, each to hold office in accordance with the certificate of formation and the limited liability company agreement of the Surviving Entity.

1.4                                 Conversion Terms.  Subject to the terms and conditions of this Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto:

(a)                                  All of the membership interests in MergerCo outstanding immediately prior to the Effective Time shall represent membership interests in the Surviving Entity, and Buyer will be the sole member of the Surviving Entity.

(b)                                 All of the Company Membership Interests shall be canceled and extinguished and automatically converted into the right to receive the payments set forth in this Section 1.4(b)(i)-(iv) and Section 1.7 (collectively, the “Purchase Price”).  The Purchase Price shall be subject to adjustment pursuant to Section 1.6 and Section 6.5.

(i)                                     Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall deliver to Parent, by wire transfer of immediately available funds, an amount equal to the Closing Cash Payment calculated in accordance with Exhibit D (the “Closing Cash Payment”).

(ii)                                  Buyer shall deliver Twenty-Four Million, Two Hundred Ninety-One Thousand, Eight Hundred Forty Dollars ($24,291,840) (the “Escrow Amount”) to JPMorgan Chase Bank, N.A. (the “Escrow Agent”), of which (x) Ten Million Dollars ($10,000,000) (the “Working Capital Escrow Amount”) shall be deposited into the Working Capital Escrow Account and (y) Fourteen Million, Two Hundred Ninety-One Thousand, Eight Hundred Forty Dollars ($14,291,840) (the “Indemnity Escrow Amount”) shall be deposited into the Indemnity Escrow Account.  The Working Capital Escrow Account and the Indemnity Escrow Account shall be governed by the terms hereof and the terms of an escrow agreement to be entered into by and among Buyer, Parent and the Escrow Agent at the Closing, such escrow agreement to be substantially in the form attached hereto as Exhibit C (the “Escrow Agreement”).  The Escrow Amount shall be held in escrow and shall be available to settle certain contingencies as provided in Section 1.6 and Article IX of this Agreement and shall be distributable to Parent or Buyer in accordance with the Escrow Agreement.

(iii)                               Buyer, on behalf of the Company, shall repay the Indebtedness set forth on Schedule 1.4 and outstanding as of the Closing Date (the “Closing Indebtedness”).  The Company and Parent shall cooperate in arranging for such repayment and shall take such reasonable actions as may be necessary to facilitate such repayment and to facilitate the release, in connection with such repayment, of any Encumbrances securing such Closing Indebtedness including by delivering to Buyer, on or prior to the date hereof, Payoff Letters, releases and Encumbrance discharges (or agreements therefor) with respect to such Closing Indebtedness as may be reasonably requested by Buyer.

(iv)                              Buyer, on behalf of the Company, shall pay all outstanding fees and expenses of the Company (other than any fees and expenses of the auditors and other third parties incurred in connection with the preparation of the Audited Company Financials) incurred on or prior to the Closing Date in connection with the negotiation and the consummation of the transactions contemplated by this Agreement that have not been paid on or prior to the Closing Date (the “Selling Expenses”).

1.5                                 Closing; Effective Time.  The closing of the Merger and the other transactions contemplated by this Agreement (the “Closing”) shall occur no later than the third Business Day after the conditions set forth in Article VII and Article VIII have been satisfied or waived (other than conditions required to be satisfied at the Closing) or on such earlier date as agreed upon by the Company, MergerCo, Parent and Buyer.  The Closing shall take place at the offices of Goodwin Procter LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018.  On the Closing Date, MergerCo and the Company shall duly execute a certificate of merger (the “Certificate of Merger”) and file such Certificate of Merger with the Secretary of State of Delaware in accordance with the Delaware Limited Liability Company Act, as amended (the “Act”).  The Merger shall become effective upon the acceptance by the Secretary of State of Delaware of the Certificate of Merger as provided by the Act.  The date on which the Closing shall occur is herein called the “Closing Date,” and the time of the effectiveness of the Merger is herein called the “Effective Time”.

1.6                                 Working Capital Adjustment.

(a)                                  Pre-Closing Estimates.  On or prior to the date hereof, Parent shall deliver to Buyer a statement (the “Pre-Closing Statement”) setting forth Parent’s good faith estimates of (i) the Net Working Capital as of the Closing Date (such estimate, the “Estimated Working Capital”), (ii) the Closing Indebtedness (such estimate, the “Estimated Closing Indebtedness”), (iii) the Selling Expenses (such estimate, the “Estimated Selling Expenses”), and (iv) the unaudited balance sheet of the Company estimated as of the Closing Date, in each case reasonably acceptable to Buyer.

(b)                                 Closing Statement.  Buyer shall use reasonable efforts to prepare and deliver to Parent, within ten (10) days after receipt by Buyer of the appraisal of the Appraised Items (which appraisal the parties will use their commercially reasonable efforts to complete within ten (10) days after the Closing Date), a statement (the “Closing Statement”) setting forth Buyer’s calculation of (i) the Net Working Capital as of the Closing Date (the “Final Working Capital”), (ii) the Closing Indebtedness (the “Final Closing Indebtedness”), and (iii) the Selling Expenses (the “Final Selling Expenses”).

(c)                                  Review of Closing Statement.  Following receipt of the Closing Statement, Parent shall be afforded a period of thirty (30) days to review the Closing Statement, provided that Parent shall be afforded a period of forty-eight (48) hours to review the Appraised Items.  To assist in any such review, Buyer shall make available to Parent upon request work sheets and other papers prepared in connection with the Closing Statement.  At or before the end of the thirty (30) day review period (or the forty-eight hour period for the Appraised Items), Parent shall either (i) accept the Closing Statement in its entirety (or the Appraised Items, as the case may be) or (ii) deliver to Buyer a written notice (a “Dispute Notice”) setting forth a detailed explanation and calculation of those items in the Closing Statement that Parent disputes (the “Items of Dispute”).  If Parent does not deliver a Dispute Notice to Buyer within the applicable review period, Parent shall be deemed to have accepted the Closing Statement in its entirety and/or the Appraised Items, as the case may be.  If Parent delivers a Dispute Notice in which some, but not all, items included in the Closing Statement are disputed, Parent shall be deemed to have accepted all of the items in the Closing Statement, other than the Items of Dispute.

(d)                                 Dispute.  If Parent delivers a Dispute Notice to Buyer within the applicable review period, Buyer and Parent shall use reasonable, good faith efforts to resolve their differences concerning the Items of Dispute, and if any Item of Dispute is so resolved, the Closing Statement shall be modified as necessary to reflect such resolution.  If all Items of Dispute are so resolved, the Closing Statement (as so modified) shall be conclusive and binding on all parties hereto.  If any Item of Dispute remains unresolved for a period of thirty (30) days after Buyer’s receipt of the last Dispute Notice received within the thirty (30) day review period, Buyer and Parent shall submit the dispute to Ernst & Young LLP or, if such firm is unwilling or unable to perform such services, to a nationally recognized independent certified public accountant (the “Accounting Firm”) selected by mutual agreement of Buyer and Parent within ten (10) days after the end of such thirty (30) day period.  The Accounting Firm shall not be an accounting firm that has performed accounting or consulting services for Buyer, the Company or Parent in the past three (3) years.  Buyer and Parent shall each make a final written submission to the Accounting Firm and request that the Accounting Firm render a determination as to each unresolved Item of Dispute within thirty (30) days after its retention, and the parties shall cooperate fully with the Accounting Firm so as to enable it to make such determination as quickly and as accurately as practicable.  The Accounting Firm shall render a determination only on the Items of Dispute, it shall limit its determination with respect to any particular Item of Dispute to the range of values based on the final submission of Parent and Buyer, and it shall render all determinations in accordance with GAAP and, solely with respect to the Net Working Capital, the principles set forth on Exhibit D.  The Accounting Firm’s determination as to each Item of Dispute submitted to it shall be in writing and shall be conclusive and binding upon the parties hereto, and the Closing Statement shall be modified to the extent necessary to reflect such determination.  The fees and expenses of the Accounting Firm shall be shared equally by Buyer and Seller.

(e)                                  Payment.  Within five (5) Business Days of the determination of the Final Closing Amount:

(i)                           If any of (A) the Final Working Capital exceeds the Estimated Working Capital, (B) the Estimated Closing Indebtedness exceeds the Final Closing Indebtedness, and (C) the Estimated Selling Expenses exceed the Final Selling Expenses, then

(1) Buyer shall promptly pay to Parent the net amount of any such excess in cash, and (2) subject to clause (ii) immediately below, any amount held in the Working Capital Escrow Account shall be released to an account designated by Parent.

(ii)                        If any of (A) the Estimated Working Capital exceeds the Final Working Capital, (B) the Final Closing Indebtedness exceeds the Estimated Closing Indebtedness, and (C) the Final Selling Expenses exceed the Estimated Selling Expenses, then (1) Parent shall promptly pay to Buyer the net amount of any such excess in cash, which payment may be made from the Working Capital Escrow Account, and (2) the remaining amount, if any, in the Working Capital Escrow Account shall be released from the Working Capital Escrow Account to an account designated by Parent.

(iii)                     In connection with the distribution of any amount from the Working Capital Escrow Account as contemplated by this Section 1.6(e), Parent and Buyer shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent as to any release of such funds.

(iv)                    In the event any amounts would otherwise be payable by the parties pursuant to clauses (i) and (ii) above, prior to any payment by the parties or from the Working Capital Escrow Account, the amounts payable by Parent shall be offset against amounts payable by Buyer and only a net amount shall be paid by the appropriate party.

1.7                                 Earnout Payment.

(a)                                  Earnout Period.  Subject to the terms of this Agreement, Buyer shall pay to Parent, in accordance with the provisions of this Section 1.7, additional consideration (the “Earnout Payment”) based upon the Audited EBITDA for the period commencing January 1, 2008 and ending on December 31, 2010 (the “Earnout Period”).

(b)                                 Earnout Formula.  If the Audited EBITDA is less than eighty percent (80%) of the Forecasted EBITDA, the Earnout Payment shall be zero.  If the Audited EBITDA is equal to or greater than eighty percent (80%) of the Forecasted EBITDA, the Earnout Payment shall be an amount equal to the product of (i) the quotient obtained by dividing (A) the Audited EBITDA by (B) the Forecasted EBITDA, and (ii) Fifty Million Dollars ($50,000,000); provided, that in no event shall the amount of the Earnout Payment exceed Fifty Million Dollars ($50,000,000).

(c)                                  Earnout Review.  Promptly following receipt by Buyer of quarterly financial statements of the Company for each of the fiscal quarters ending June 30, 2008 through December 31, 2010, Buyer shall deliver to Parent a statement setting forth the EBITDA and revenue for such fiscal quarter.  Promptly following receipt by Buyer of the Earnout Audited Financials for each of the years ending December 31, 2008, December 31, 2009 and December 31, 2010, Buyer shall deliver to Parent a statement (each, an “Earnout Statement”) calculating the EBITDA for such year (and, in the case of the Earnout Audited Financials for the year ending December 31, 2010, calculating the Earnout Payment), together with a copy of such Earnout Audited Financials.  Following receipt of each Earnout Statement, Parent shall be afforded a period of thirty (30) days to review such Earnout Statement.  To assist in any such review, Buyer shall make available to Parent upon request work sheets and other papers prepared in connection with such Earnout Statement.  At or before the end of the thirty (30) review period, Parent shall either (i) accept the Earnout Statement in its entirety or (ii) deliver to Buyer a written notice (an “Earnout Dispute Notice”) setting forth a detailed explanation and calculation of those items in such Earnout Statement that Parent disputes (the “Earnout Items of Dispute”).  If Parent does not deliver an Earnout Dispute Notice to Buyer within such thirty (30) day review period, Parent shall be deemed to have accepted such Earnout Statement in its entirety and the EBITDA for such year shall be deemed binding and conclusive on Buyer and Parent.  If Parent delivers an Earnout Dispute Notice in which some, but not all, items included in the Earnout Statement are disputed, Parent shall be deemed to have accepted all of the items in the Earnout Statement, other than the Earnout Items of Dispute.

(d)                                 Earnout Dispute.  With respect to the Earnout Statements for the years ending December 31, 2008 and December 31, 2009, if Parent timely delivers an Earnout Dispute Notice to Buyer, Parent and Buyer shall attempt in good faith to resolve those items identified in such Earnout Dispute Notice for a period of thirty (30) days.  With respect to the Earnout Statement for the year ending December 31, 2010, and with respect to either of the prior Earnout Statements in connection with which Parent had timely delivered an Earnout Dispute Notice which has not been resolved, Parent and Buyer shall attempt in good faith to resolve those items identified in such Earnout Dispute Notice for a period of thirty (30) days.  If after such thirty (30) day period the matter remains unresolved, such dispute shall be delivered to the Accounting Firm for resolution as set forth in Section 1.6(d), treating such Earnout Items of Dispute as Items of Dispute thereunder.

(e)                                  Earnout Payment.  Promptly following the determination of the amount of the Earnout Payment, if any, in accordance with this Section 1.7, and in any event within thirty (30) days after such determination, Buyer shall pay to Parent the Earnout Payment in cash (or wire transfer of immediately available funds) to an account designated in writing by Parent. In the event payment of the Earnout Payment shall be prohibited by the terms of the Debt Financing or any Alternative Financing (as any of them may be amended, waived, modified, refinanced, replaced or superseded) (the “Loan Agreements”), Buyer shall pay the maximum amount of the Earnout Payment that may be paid by Buyer pursuant to the Loan Agreements, and Buyer shall not be obligated to pay any remainder amount subject to the following: (i) any amount of the Earnout Payment not paid shall accrue interest for the period of any deferral at an annual rate equal to the interest rate applicable to the Senior Debt Financing (or any replacement or refinanced facility), (ii) any amount of the Earnout Payment not paid and any interest thereon shall be paid as soon as allowable under the terms of the Loan Agreements, (iii) Buyer and its subsidiaries may not make any payments in respect of management fees or similar fees until the full amount of the Earnout Payment and any accrued and unpaid interest thereon has been paid to Parent, (iv) any increase in the Availability (as defined in the Loan Agreements) required in order for Buyer to make the Earnout Payment shall not be effective for purposes of determining whether Buyer is obligated to pay the Earnout Payment hereunder, and (v) any unpaid amount of the Earnout Payment and any accrued and unpaid interest thereon shall be due and payable (but shall continue to accrue interest if still unpaid) upon the first to occur of (A) October 1, 2013 and (B) the acceleration of indebtedness under the Loan Agreements.

1.8                                 Purchase Price Allocation.  Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Parent an allocation schedule (the “Allocation Schedule”) pursuant to which the purchase price and the liabilities of the Company (to the extent properly taken into account) shall be allocated in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign Law, as applicable) to the assets of the Company for all Tax purposes.  Parent shall timely and properly prepare and deliver all such documents and other information as Buyer may reasonably request to prepare such Allocation Schedule.  Any such finally determined Allocation Schedule shall be subsequently adjusted to take into account any adjustments pursuant to Section 1.6, Section 1.7 and Section 6.5, as applicable.  Parent shall review the Allocation Schedule and, if it disagrees in good faith with such schedule, shall provide written notice to Buyer of such disagreement not later than fifteen (15) days after Buyer’s delivery of the Allocation Schedule or shall be deemed to have accepted the Allocation Schedule.  If Parent disagrees in good faith with the Allocation Schedule, for a period of fifteen (15) days after Parent’s delivery to Buyer of written notice of disagreement with the Allocation Schedule, Parent and Buyer shall negotiate in good faith in order to mutually agree with respect thereto.  If an agreement is reached, Parent and Buyer shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Allocation Schedule as so agreed.  If Parent and Buyer have not resolved their disagreement within fifteen (15) days after receipt by Buyer of such notice, they shall refer the matter for resolution to the Accounting Firm, the decision of which shall be binding on Parent and Buyer.  The costs, fees and expenses of the Accounting Firm shall be borne by (i) Parent if the net resolution of the disputed items favors Buyer, (ii) Buyer if the net resolution of the disputed items favors Parent and (iii) otherwise equally by Parent, on the one hand, and Buyer, on the other hand.  None of Buyer, the Company or Parent shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with such finally determined Allocation Schedule, unless required to do so by applicable Law.

1.9                                 Withholding Rights.  Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Parent such amounts as Buyer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Law.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Buyer, such withheld amounts will be treated for all purposes of this Agreement as having been paid to Parent in respect of which such deduction and withholding was made by Buyer.

1.10                           Further Assurances.  If at any time after the Closing, Buyer considers or is advised that any deeds, bills of sale, stock powers, assignments or assurances or any other acts or things are necessary, desirable or proper to (a) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under the Company Membership Interests, or (b) to otherwise carry out the purposes of this Agreement, Buyer and its officers and directors or their designees are authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, stock powers, assignments and assurances and do, in the name of and on behalf of the Company, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under the Company Membership Interests and otherwise to carry out the purposes of this Agreement, and Parent shall, and shall cause its Affiliates to, cooperate with Buyer and the Company with respect to the foregoing, provided, that Parent shall not be obligated to assume any liability, pay any amount or otherwise act in a manner it reasonably believes is not necessary to carry out the purposes of this Agreement.

1.11                           Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added, goods and services and other similar Taxes, fees and duties (“Transfer Taxes”) under applicable Law incurred in connection with the transactions contemplated by this Agreement shall be borne and paid by Parent, and Parent shall, at its own expense, file any necessary Tax Returns and other documentation with respect to such Transfer Taxes.  If required by applicable Law, Buyer shall join in the execution of any such Tax Returns and other documentation.  Parent shall promptly reimburse the Company and Buyer for any such Transfer Tax that either of them is required to pay under applicable Law.  The parties shall cooperate with each other to the extent reasonably requested and legally permitted to minimize any such Transfer Taxes.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF PARENT

In order to induce Buyer and MergerCo to enter into this Agreement, Parent makes the following representations and warranties to Buyer as of the date hereof and as of the Closing Date, subject to such exceptions as are set forth in the schedules attached hereof referencing to the corresponding subsections of Article II and Article III of this Agreement (collectively, “Company Disclosure Schedule”).  Each of the applicable disclosures listed in the Company Disclosure Schedule shall reference the appropriate section and, if applicable, subsection of this Article II hereof to which it relates and each of which disclosures shall be deemed to be incorporated by reference into the representations and warranties made in this Article II; provided, that any information disclosed under any paragraph of the Company Disclosure Schedule shall be deemed disclosed and incorporated into any other section, subsection, paragraph and clause of Article II and Article III hereof, but only to the extent it is reasonably apparent that such disclosure is relevant to such other section, subsection, paragraph or clause of Article II and Article III hereof.

2.1                                 Authority.  Parent has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the sale of the Company Membership Interests and the other transactions contemplated hereby and thereby (collectively, the “Contemplated Transactions”).  The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by Parent and the consummation by Parent of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement and the other Transaction Documents or to consummate the Contemplated Transactions.  Without limiting the generality of the foregoing, no vote or approval of the shareholders of Parent is required under the organizational documents of Parent or any applicable Law in connection with the execution and delivery of this Agreement and the other Transaction Documents or to consummate the Contemplated Transactions.  This Agreement and the other Transaction Documents to which it is a party have been duly and validly executed and delivered by Parent and constitute the legal, valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, subject to the General Enforceability Exceptions.

2.2                                 No Conflict.  The execution and delivery of this Agreement and the other Transaction Documents to which it is a party by Parent and the consummation by Parent of the Contemplated Transactions, do not and will not: (i) violate or result in a violation of, or result in breach of any provision of the certificate of incorporation or bylaws of Parent or any organizational documents of its Subsidiaries, (ii) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any contract or obligation to which Parent or any of its Subsidiaries is a party or by which Parent’s or any of its Subsidiaries’ assets are bound, or cause the creation of any Encumbrances upon any of the assets of Parent or any of its Subsidiaries; (iii) violate or conflict with in any way, or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law or any order of, or any restriction imposed by, any Governmental Authority applicable to Parent or any of its Subsidiaries; (iv) except as set forth in Section 2.2 of the Company Disclosure Schedule, require from Parent or any of its Subsidiaries any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party; or (v) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any agreement, permit, license or authorization to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound, except in the case of clauses (ii) through (v) as would not (1) materially and adversely affect the ability of Parent to carry out its obligations under, and to consummate the transactions contemplated by this Agreement or (2) otherwise have a Material Adverse Effect.

2.3                                 Ownership of Company Membership Interests.  Parent is the record and beneficial owner of, and has good and valid title to, all of the Company Membership Interests, free and clear of any and all Encumbrances, and there are no limitations or restrictions on Parent’s right to transfer such Company Membership Interests to Buyer pursuant to this Agreement, other than those that may be imposed by applicable securities Laws.  None of the Company Membership Interests are subject to (i) any option, warrant, purchase right or other contract (other than this Agreement) that could require Parent or, after the Closing, Buyer, to sell, transfer or otherwise dispose of any Company Membership Interests or (ii) any voting trust, proxy or other contract or understanding with respect to the voting, dividend rights, preferences, sale, acquisition or other disposition of any of the Company Membership Interests.  Assuming Buyer has the requisite power and authority to be the lawful owner of the Company Membership Interests, upon delivery to Buyer at the Closing of the certificates representing all of the Company Membership Interests, duly endorsed by Parent for transfer to Buyer or accompanied by a duly completed and executed stock power, good and valid title to all such Company Membership Interests will pass to Buyer, free and clear of any and all Encumbrances (other than those that may be imposed by applicable securities Laws), effective as of the Closing.  Other than as a result of its ownership of the Company Membership Interests, Parent has no interest or right to any assets or properties of the Company.

2.4                                 Solvency.  Immediately before giving effect to the Merger, Parent, the Company and its Subsidiaries, taken as a whole, are Solvent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND PARENT

In order to induce Buyer to enter into this Agreement, the Company and Parent jointly and severally make the following representations and warranties to Buyer, subject to such exceptions as are set forth in the schedules referencing to the corresponding subsections of the Company Disclosure Schedule.  Each of the applicable disclosures listed in the Company Disclosure Schedule shall reference the appropriate section and, if applicable, subsection of this Article III hereof to which it relates and each of which disclosures shall be deemed to be incorporated by reference into the representations and warranties made in this Article III; provided, that any information disclosed under any paragraph of the Company Disclosure Schedule shall be deemed disclosed and incorporated into any other section, subsection, paragraph and clause of Article II and Article III hereof, but only to the extent it is reasonably apparent that such disclosure is relevant to such other section, subsection, paragraph or clause of Article II and Article III hereof.

3.1                                 Organization and Limited Liability Company Power.  The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware with full limited liability company power and authority to own, operate or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it, and is duly qualified or registered to do business as a foreign limited liability company in each jurisdiction in which the failure to be so duly qualified or registered has had, or could reasonably be expected to have, a Material Adverse Effect.  The Company has all required limited liability company power and authority to carry on its business as presently conducted, to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the transactions contemplated hereby and thereby.  The copies of the Company’s Certificate of Formation, certified by the Secretary of State of the State of Delaware (the “Certificate of Formation”), and the Company’s Limited Liability Company Agreement (the “LLC Agreement”), attached hereto as Exhibit E and certified by the Secretary of the Company, are correct and complete as of the date hereof, and the Company is not in violation of any term of its Certificate of Formation or LLC Agreement.

3.2                                 Authorization and Non-Contravention.  This Agreement and all agreements, documents and instruments executed and delivered by the Company pursuant hereto are valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to the General Enforceability Exceptions.  The execution, delivery and performance of this Agreement and all agreements, documents and instruments executed and delivered by the Company pursuant hereto have been duly authorized by all necessary limited liability company or other action of the Company.  The execution and delivery of this Agreement and all agreements, documents and instruments executed and delivered by the Company pursuant hereto and the performance of the transactions contemplated by this Agreement and such other agreements, documents and instruments, do not and will not: (i) violate or result in a violation of or result in the breach of any provision of the LLC Agreement or Certificate of Formation, (ii) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under any contract or obligation to which the Company is a party or by which its assets are bound, or cause the creation of any claim upon any of the assets of the Company; (iii) violate or conflict with in any way, or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law, regulation or rule, or any order of, or any restriction imposed by, any court or governmental agency applicable to the Company; (iv) except as set forth in Section 3.2 of the Company Disclosure Schedule, require from the Company any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party; or (v) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any agreement, permit, license or authorization to which the Company is a party or by which the Company is bound, except in the case of clauses (ii) through (v) as would not (1) materially and adversely affect the ability of the Company to carry out its obligations under, and to consummate the transactions contemplated by this Agreement or (2) otherwise have a Material Adverse Effect.

3.3                                 Limited Liability Company Records.  The copies of the limited liability company records of the Company, as delivered to Buyer, are true and complete copies of the originals of such documents and accurately reflect all limited liability company action taken by Parent.  The Company is managed by Parent and does not have directors or managers.

3.4                                 Capitalization.

(a)                                  The membership interests in the Company owned by Parent immediately prior to the Closing represent one hundred percent (100%) of the membership interests in the Company.  All of the issued and outstanding membership interests in the Company have been duly and validly issued and are fully paid and nonassessable.  There are no outstanding subscriptions, options, warrants, commitments, preemptive rights, rights of first refusal, agreements, arrangements or commitments of any kind for or relating to the issuance, or sale, registration or voting of, or outstanding securities convertible into or exchangeable for, any membership interests of any class or other equity interests of the Company (collectively “Equity Interests”).  The Company has no obligation to purchase, redeem, or otherwise acquire any of its Company Membership Interests or any interests therein.

(b)                                 Immediately prior to the Closing, Parent is the sole record and beneficial owner of all of the Company Membership Interests, free and clear of any Encumbrances.

3.5                                 Subsidiaries.

(a)                                  The Company’s Subsidiaries are listed on Section 3.5(a) of the Company Disclosure Schedule.  Except as set forth on Section 3.5(a) of the Company Disclosure Schedule, the Company owns directly or indirectly all Equity Interests of each of the Company’s Subsidiaries, free and clear of any Encumbrances.  Except as set forth in Section 3.5(a) of the Company Disclosure Schedule, neither the Company nor any Subsidiary owns, directly or indirectly, any Equity Interest in any other Person.

(b)                                 Each of the Company’s Subsidiaries is, or will be on or prior to the Closing, a corporation or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has, or will have on or prior to the Closing, all requisite corporate power and authority, or limited liability company power and authority, to own, operate and lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it, and each Subsidiary is duly qualified or registered to do business as a foreign limited liability company in each jurisdiction in which the failure to be so duly qualified or registered has had, or could reasonably be expected to have, a Material Adverse Effect.  The copies of the organizational documents of each such Subsidiary, in each case as amended to date, are complete and correct, and no amendments thereto are pending.  Such organizational documents are in full force and effect and none of the Subsidiaries of the Company is, or will as a result of the transactions contemplated by this Agreement be, in material breach of any of the foregoing.

3.6                                 Financial Statements; Projections.

(a)                                  The Company has delivered to Buyer the following financial statements, copies of which are attached hereto as Section 3.6 of the Company Disclosure Schedule, (collectively, the “Financial Statements”): (i) the audited balance sheets of Parent as of December 31, 2005, December 31, 2006 and December 31, 2007 and statements of income and cash flows for the fiscal years then ended, (ii) the unaudited balance sheet of the Company as of December 31, 2007 and statements of income and cash flows for the fiscal year then ended, and (iii) the unaudited balance sheet of the Company as of March 31, 2008 and the unaudited statements of income and cash flows for the three (3) month period then ended.  The unaudited balance sheet of the Company as of March 31, 2008 is referred to herein as the “Base Balance Sheet”.

(b)                                 Subject to the absence of footnotes and normal year-end audit adjustments with respect to any unaudited Financial Statements (which shall not be material individually or in the aggregate), each of the Financial Statements (including the notes thereto, if any) is accurate and complete, is consistent with the books and records of Parent and the Company, has been prepared in accordance with GAAP and presents fairly in all material respects the financial condition of Parent or the Company, as applicable, as of the respective dates thereof and the operating results, cash flows and changes in stockholders’ equity of Parent or the Company, as applicable, for the periods covered thereby.  The Company maintains internal financial controls and procedures, as defined in Rule 13a-15 under the Securities Exchange Act of 1934, as amended, that satisfy the requirements of such Rule.

(c)                                  The projections previously provided to Buyer by Parent on March 27, 2008 represent good faith estimates of the performance of the Company for the periods stated therein based upon assumptions which were believed in good faith to be reasonable when made and continue to be reasonable as of the date of this Agreement; provided, however, that the foregoing is not a guarantee that such projections will be achieved.

(d)                                 Section 3.6(d) of the Company Disclosure Schedule contains a true and correct list of all Indebtedness of the Company and its Subsidiaries outstanding as of the date of this Agreement.

3.7                                 Absence of Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent, asserted, unasserted or otherwise except liabilities or obligations (a) stated or adequately reserved against in the Base Balance Sheet, (b) as set forth in Section 3.7 of the Company Disclosure Schedule, (c) incurred pursuant to the Transaction Documents, and (d) incurred in the ordinary course of business since the date of the Base Balance Sheet and consistent with past practice of the Company.

3.8                                 Absence of Certain Developments.  Since the date of the Base Balance Sheet, (i) the Company and each of its Subsidiaries have conducted its business only in the ordinary course consistent with past practice, (ii) without limiting the generality of the foregoing, the Company and each of its Subsidiaries have made all capital expenditures (as determined in accordance with GAAP) in the ordinary course of business consistent with past practice and has not accelerated nor delayed making any such capital expenditures, and (iii) except as set forth in Section 3.8 of the Company Disclosure Schedule, there has not been:

(a)                                  any change in the assets, liabilities, condition (financial or other), properties, business, or operations of the Company or any of its Subsidiaries, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has had or could reasonably be expected to have a Material Adverse Effect;

(b)                                 any Encumbrance placed on any of the properties of the Company or any of its Subsidiaries, other than a Permitted Encumbrance;

(c)                                  any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, or any combination thereof, of any properties or assets by the Company or any of its Subsidiaries outside the ordinary course of business, including any of the Company’s Intellectual Property Assets, involving the payment or receipt of more than $1,000,000 in the aggregate;

(d)                                 any material damage, destruction or loss, whether or not covered by insurance, of any properties or assets of the Company or any of its Subsidiaries;

(e)                                  any declaration, setting aside or payment of any dividend by the Company or any of its Subsidiaries, or the making of any other distribution in respect of, or any redemption of, any Equity Interests of the Company or any of its Subsidiaries;

(f)                                    any union organizing campaign or claim of material unfair labor practices involving the Company or any of its Subsidiaries, any material change in the compensation payable or to become payable by the Company or any of its Subsidiaries to any of its officers or employees other than normal merit increases to employees in accordance with its usual practices, or any material bonus payment or arrangement made to or with any of such officers or employees or any establishment or creation of any employment, deferred compensation or severance arrangement or employee benefit plan with respect to such Persons or the amendment of any of the foregoing;

(g)                                 (i) any resignation, termination or removal of any officer, member of senior management or key sales personnel of the Business, in each case set forth on Section 3.8 of the Company Disclosure Schedule (collectively, the “Key Employees”), (ii) any material loss of personnel of the Business, (iii) any material change in the terms and conditions of the employment of the Business’ officers and employees or (iv) any known development that could reasonably be expected to result in (i), (ii) or (iii) above;

(h)                                 any incurrence of or payment or discharge of a material Encumbrance or liability of the Company or any of its Subsidiaries not in the ordinary course of business consistent with past practice;

(i)                                     any contingent liability incurred by the Company or any of its Subsidiaries as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, the Company or any of its Subsidiaries, including any write-off or compromise of any accounts receivable other than in the ordinary course of business consistent with past practice;

(j)                                     other than any intercompany obligations, liabilities, loans or advances between the Company and Parent entered into in the ordinary course of business consistent with past practice, any obligation or liability incurred by the Company or any of its Subsidiaries to any of its officers, Equity Interests holders or employees, or any loans or material advances made by the Company or to any of its Subsidiaries to any of their officers, Equity Interests holders or employees;

(k)                                  any change in accounting methods or practices, Tax elections, collection policies, pricing policies or payment policies of the Company or any of its Subsidiaries;

(l)                                     any loss or material reduction, or any known development that could reasonably be expected to result in a loss or material reduction, of business with any significant supplier, customer, client, distributor or account of the Company or any of its Subsidiaries;

(m)                               any amendment or termination of any Material Contract;

(n)                                 any arrangements relating to any royalty or similar payment based on the revenues, profits or sales volume of the Company or any of its Subsidiaries, whether as part of the terms of the Company’s or any of its Subsidiaries’ capital structure or by any separate agreement;

(o)                                 any transaction or agreement entered into by the Company or any of its Subsidiaries involving fixed price terms or fixed volume arrangements, other than customer contracts entered into in the ordinary course of business and having terms consistent with past practices;

(p)                                 any other transaction or agreement, or any combination thereof, entered into by the Company or any of its Subsidiaries other than transactions in the ordinary course of business involving the payment or receipt of more than $1,000,000 in the aggregate;

(q)                                 any amendment to the Certificate of Formation, the LLC Agreement, by-laws or organizational documents of the Company or any of the Company’s Subsidiaries; or

(r)                                    any agreement or understanding whether in writing or otherwise, for the Company or any of its Subsidiaries to take any of the actions specified in paragraphs (a) through (q) above.

3.9                                 Accounts Receivable; Accounts Payable.

(a)                                  Except as set forth in Section 3.9(a) of the Company Disclosure Schedule or as reserved for on the Base Balance Sheet, all of the accounts receivable of the Company and each of its Subsidiaries represented on the Base Balance Sheet represent transactions concluded for good and valuable consideration resulting from bona fide arm’s length transactions in the ordinary course of business for the sale of products or performance of services to third parties.  Except as set forth in Section 3.9(a) of the Company Disclosure Schedule or as reserved against on the Base Balance Sheet, all of such accounts receivable are valid and enforceable claims, are subject to no set-off or counterclaim, and have not been disputed other than normal discount and warranty claims and customary reserves required by GAAP accrued in the ordinary course of business consistent with past practice.  Since the date of the Base Balance Sheet, the Company and each of its Subsidiaries have collected its accounts receivable in the ordinary course of its business and in a manner which is consistent with past practices and have not accelerated any such collections.

(b)                                 Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, all of the accounts payable and notes payable of the Company and each of its Subsidiaries reflected on the Base Balance Sheet arose in bona fide arm’s length transactions in the ordinary course of business and no such account payable or note payable is delinquent in its payment.  Since the Base Balance Sheet, the Company and each of its Subsidiaries have paid its accounts payable in the ordinary course of its business and in a manner which is consistent with its past practices and have not delayed any such payments.

3.10                           Transactions with Affiliates.

(a)                                  Except for the Intercompany Agreements constituting part of the Ancillary Agreements, neither the Company nor any of its Subsidiaries has engaged in any transaction with Parent or any other Affiliate of Parent for which any liabilities or obligations relating to the Company or its Subsidiaries will remain to be satisfied after the Closing.

(b)                                 Section 3.10(b) of the Company Disclosure Schedule sets forth, as of the date hereof: (i) any liabilities or obligations of the Company or any of its Subsidiaries to Parent or any other Affiliate of Parent and (ii) any liabilities or obligations of Parent or such Affiliates of Parent to the Company or any of its Subsidiaries, in each case except those liabilities or obligations arising as a result of the Merger.  Except as provided in this Agreement or the Ancillary Agreements, the consummation of the Merger will not result in any payment arising or becoming due from the Company or any of its Subsidiaries to Parent or any Affiliate of Parent.

3.11                           Real Property.

(a)                                  Neither the Company nor any Subsidiary has ownership interest in any real property.  Section 3.11(a) of the Company Disclosure Schedule contains a true and correct list of each parcel of real property leased or used by the Company and its Subsidiaries (collectively, the “Real Property”).

(b)                                 The Company has valid and existing leasehold estates in all of the Real Properties.

(c)                                  With respect to the Real Property:

(i)                                     each lease related to the Real Property, as modified or amended, is in full force and effect, subject to the terms and conditions of such leases and applicable Law;

(ii)                                  there are no material disputes, oral agreements, or forbearance programs in effect as to the lease or sublease;

(iii)                               neither the Company nor any Subsidiary has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold;

(iv)                              the Company or its Subsidiaries, as applicable, have obtained all material Governmental Authorizations (including licenses and Permits) required in connection with their operation of the Real Property;

(v)                                 there are no pending, or to the Knowledge of the Company,  threatened condemnation proceedings, lawsuits, administrative actions or other Actions relating to the Company’s or any Subsidiary’s occupancy or use of the Real Property; and

(d)                                 the Company has delivered to Buyer prior to the execution of this Agreement true and complete copies of all leases relating to the Real Property (including any amendments and renewal letters).

3.12                           Assets; Sufficiency of Assets.  The Company has good and valid title to, or a valid leasehold interest in, all of the tangible properties and assets, including all tangible assets reflected in the Base Balance Sheet or acquired after the date of the Base Balance Sheet (except for such assets which have been sold or otherwise disposed of since the date of the Base Balance Sheet in the ordinary course of business consistent with past practice) (collectively, the “Assets”), free and clear of Encumbrances other than as set forth in Section 3.12 of the Company Disclosure Schedule.  Other than as set forth in Section 3.12 of the Company Disclosure Schedule, the Assets comprise all of the material tangible properties and assets used in or necessary to the conduct of the Business and constitute sufficient assets required to operate the Business.  The foregoing does not, and is not intended to apply to, or constitute a representation or warranty with respect to, Intellectual Property matters.

3.13                           Tax Matters.

(a)                                  The Company and its Subsidiaries, as applicable, have timely filed (or had timely filed on their behalf) with the appropriate Governmental Authorities all income, sales and other material Tax Returns that the Company or such Subsidiary has been required to file, and such Tax Returns are true, correct and complete in all material respects.

(b)                                 The Company and its Subsidiaries, as applicable, have timely withheld and paid to the applicable financial institution or Tax Authority or properly accrued for in accordance with GAAP all amounts required to be withheld by the Company or any of its Subsidiaries.

(c)                                  The Company and its Subsidiaries, as applicable, have paid or caused to be paid or properly accrued for in accordance with GAAP all Taxes due and owing by the Company or its Subsidiaries (whether or not shown on any Tax Return and whether or not disputed), except Taxes which have not yet accrued or otherwise become due.

(d)                                 There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.  Neither the Company nor Parent has any knowledge of any reasonable basis for the assertion of any claim relating or attributable to Taxes that would result in any Lien on the Assets of the Company or any of its Subsidiaries, or for which Buyer would become liable as a result of the transactions contemplated by this Agreement.

(e)                                  There is no Tax deficiency outstanding, assessed or proposed in writing against the Company or any of its Subsidiaries.  No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries or Parent been notified in writing of any request for such an audit or other examination.  No adjustment relating to any Tax Return filed by (or with respect to) the Company or its Subsidiaries has been proposed in writing by any Governmental Authority any of the Company, its Subsidiaries or Parent, and no claim has ever been made in writing by an authority in a jurisdiction where any of the Company or its Subsidiaries does not file, or have filed on its behalf, Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(f)                                    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(g)                                 Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, indemnification or sharing agreement or contract.

(h)                                 Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any other person under Treasury Regulations Section 1.1502-6 (or any similar Law), as a transferee or successor, by contract, or otherwise.

(i)                                     The unpaid Taxes of the Company and any of its Subsidiaries (i) did not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Base Balance Sheet and the Financial Statements (rather than in any notes thereto) as of the date of the applicable statement, and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date.

(j)                                     Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)                           change in method of accounting for a Taxable period ending on or prior to the Closing Date;

(ii)                        installment sale or open transaction disposition made on or prior to the Closing Date; or

(iii)                     prepaid amount received on or prior to the Closing Date outside the normal and ordinary course of business.

(k)                                  Neither the Company nor any of its Subsidiaries has engaged in any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service (the “IRS”) has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treasury Regulations Section 1.6011-4(b)(2).

(l)                                     The Company and each of its Subsidiaries have never been a party to any joint venture, partnership or, to the knowledge of the Company or Parent, other agreement that could be treated as a partnership for Tax purposes.

3.14                           Certain Contracts and Arrangements.

(a)                                  Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party or subject to or bound by:

(i)                           any contract or agreement or group of similar agreements involving a potential payment by the Company or any of its Subsidiaries to any other Person or by any other Person to the Company or any of its Subsidiaries in excess of $100,000;

(ii)                        any contract or agreement which is not cancelable by the Company or its Subsidiaries without penalty on not less than ninety (90) days notice;

(iii)                     any contract or agreement containing covenants limiting in any material respect the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person, including any non-solicitation agreements;

(iv)                    any contract or agreement having an annual contract value in excess of $100,000 relating to the licensing, distribution, development, purchase, sale or servicing of the Company’s or any of its Subsidiaries software or hardware Products or any Intellectual Property Assets, including such agreements under which (A) the Company or any of its Subsidiaries is granted rights by others to Intellectual Property Assets (other than commercial off the shelf software which is made available for a total cost of less than $2,000) and (B) the Company or any of its Subsidiaries grants rights to others in Company Intellectual Property Assets;

(v)                       any Government Contracts;

(vi)                    any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for borrowing or any pledge or security arrangement;

(vii)                 any agreements affecting or relating to the Equity Interests of the Company or any of its Subsidiaries or any agreements with any holder of Equity Interests of the Company or any of its Subsidiaries;

(viii)              except as set forth in Section 3.19 of the Company Disclosure Schedule, any employment agreement or any other agreement with any employee, officer or director of the Company or any of its Subsidiaries;

(ix)                      any pension, profit sharing, retirement or equity incentive plans or agreements;

(x)                         any (A) royalty, dividend or similar agreement or arrangement based on the revenues or profits of the Company or any of its Subsidiaries, (B) contract or agreement involving fixed price or fixed volume arrangements or minimum dollar or volume commitments or similar obligations which if not satisfied give rise to the loss or reduction of any benefit under such contract or the right of any Person to terminate such contract, (C) “most favored nations” or “MFN” provisions, (D) any contracts with any Person set forth on Schedule 3.14(a)(x);

(xi)                      any agreement under which the Company or any of its Subsidiaries has an obligation to indemnify, hold harmless or otherwise contribute to any losses or liabilities of any other Person;

(xii)                   any manufacturer, development, distribution or supply agreement;

(xiii)                any joint venture or partnership which involves a sharing of revenues, profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any other Person;

(xiv)               any acquisition, merger or similar agreement;

(xv)                  any collective bargaining agreement or other agreement with any labor union or other employee representative of a group of employees;

(xvi)               any agreement with respect to the lease of real property; or

(xvii)            any agreement with equityholder or Affiliate of the Company.

(b)                                 As used in this Agreement, “agreement” or “contract” means and includes every written or oral contract, license, lease, commitment or agreement of any kind.  Each of the agreements set forth on Section 3.14(a) of the Company Disclosure Schedule and/or any of the

other schedules hereto is in full force and effect, is the legal, valid and binding obligation of the Company and/or its Subsidiaries and, to the Company’s Knowledge, each of the other counterparties thereto, and is enforceable against each of them in accordance with its terms, except as such enforceability may be limited by General Enforceability Exceptions, and neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of the counterparties thereto has committed any material breach or default thereunder, nor has any event occurred that (with or without notice, lapse of time or both) would constitute a material breach or default.  The Company has heretofore delivered to Buyer, complete and correct copies of each of the agreements set forth on Section 3.14(a) of the Company Disclosure Schedule or any of the other schedules hereto and a true and correct description of all material terms of each oral agreement listed on Section 3.14(a) of the Company Disclosure Schedule or any of the other schedules hereto and, in each case, all material amendments, modifications and supplements thereto and waivers thereunder (all of which are disclosed on Section 3.14(a) of the Company Disclosure Schedule hereto or one of the other schedules hereto).

(c)                                  With respect to the contracts referenced in Section 3.14(a)(x), the Company (i) is in compliance in all material respects with each such contract, (ii) has satisfied any minimum dollar or volume requirements set forth in each such contract, and (iii) has no Knowledge of any audits, reviews or disputes with respect to any such contract, and (iv) has paid all amounts due or payable thereunder.

3.15                           Intellectual Property.

(a)                                  Section 3.15 of the Company Disclosure Schedule contains a complete and accurate list of all (i) Patents owned or purported to be owned by the Company (“Company Patents”), (ii) registered Marks and applications to register Marks owned or purported to be owned by the Company or any of its Subsidiaries (“Company Marks”) and (iii) registered Copyrights owned or purported to be owned by the Company (“Company Copyrights”).  Except as set forth on Section 3.15 of the Company Disclosure Schedule:

(i)                                     with respect to the Company Intellectual Property Assets purported to be owned by the Company, the Company exclusively owns such Company Intellectual Property Assets, free and clear of all Encumbrances, other than Permitted Encumbrances;

(ii)                                  all Company Patents, Company Marks and Company Copyrights which have been issued by or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability and renewal applications) except where the Company has made a reasonable business judgment not to pursue or maintain such Intellectual Property Rights;

(iii)                               the Company has not received notice that any Company Patent has been or is now involved in any interference, reissue, re-examination or opposition proceeding;

(iv)                              neither Parent nor the Company have received notice of any, and, to the Knowledge of the Company or Parent, there are no, threatened claims against the Company or any of its Subsidiaries alleging that operation of the Business or any activity by the Company or any of its Subsidiaries, or manufacture, sale, offer for sale, importation, and/or use of any Product or Third Party Product infringes, conflicts with or violates (or in the past infringed, conflicted with or violated) any Intellectual Property Assets of a third party (“Third Party Rights”) or that any of the Company Intellectual Property Assets is invalid or unenforceable;

(v)                                 (A) other than with respect to any Third Party Product, neither (1) the operation of the Business, nor (2) the manufacture, use, importation, offer for sale and/or sale of any Product infringes, conflicts with or violates (or in the past infringed, conflicted with or violated) any Third Party Right, and (B) with respect to any Third Party Product, to the Knowledge of the Company, neither (1) the operation of the Business, nor (2) the manufacture, use, importation, offer for sale and/or sale of any Third Party Product infringes, conflicts with or violates (or in the past infringed, conflicted with or violated) any Third Party Right;

(vi)                              neither the Company nor any of its Subsidiaries has received any written communications, nor does the Company have any Knowledge of any written communications, alleging that the Company or any of its Subsidiaries has violated or, by conducting the Business, would violate any Third Party Rights or that any of the Company Intellectual Property Assets is invalid or unenforceable;

(vii)                           Section 3.15(a)(vii) of the Company Disclosure Schedule sets forth a list of all contracts between Company or any of its Subsidiaries and a third party pursuant to which the Company or any of its Subsidiaries will have an obligation after the Closing to pay material compensation to such third party for the use of any Intellectual Property Assets that is not reflected in the Base Balance Sheet;

(viii)                        Section 3.15(a)(viii) of the Company Disclosure Schedule sets forth a list all contracts between the Company or any of its Subsidiaries and a third party pursuant to which the Company or any of its Subsidiaries has agreed to indemnify a third party against any claim of infringement or misappropriation of any Third Party Rights by Products or Third Party Products or any activity of the Company, any of its Subsidiaries or a third party related to any Product or Third Party Product;

(ix)                                except as set forth in Section 3.15(a)(ix) of the Company Disclosure Schedule, there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations to which the Company is a party or in which the Company is expressly named, that, in a material respect: (A) restrict the

Company’s or any of its Subsidiaries’ rights to use any Company Intellectual Property Asset(s) or any Intellectual Property Asset(s) licensed to the Company or any of its Subsidiaries for use in the Business, (B) restrict the Company’s Business, in order to accommodate a third party’s Intellectual Property Assets, or (C) permit third parties to use any Company Intellectual Property Asset(s) without payment or consideration to the Company;

(x)                                   all former and current employees of the Company and each of its Subsidiaries that are engaged in the development of any material technology or Intellectual Property Assets for the Company have executed written instruments with the Company or such Subsidiary substantially in the form of the Company’s standard form “Employment, Confidential Information and Invention Assignment Agreement” (a copy of which has been provided to Buyer).  In each case where a Company Patent is held by the Company or such Subsidiary, as applicable, by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office; no current or former consultant of the Company or any of its Subsidiaries owns any rights in or to any Intellectual Property Assets developed by such consultant for the Company or any of its Subsidiaries.

(xi)                                to the Knowledge of the Company or Parent, there is no, nor has there been any, infringement or violation by a third party of any of the Company Intellectual Property Assets or the Company’s or any of its Subsidiary’s rights therein or thereto or any misappropriation of the subject matter thereof in a manner that has a Material Adverse Effect on the Company;

(xii)                             the Company and each of its Subsidiaries have taken reasonable security measures to protect the confidentiality of information owned or purported to be owned by the Company that the Company wishes to maintain as a Trade Secret of the Company (the “Company Trade Secrets”), including requiring each employee and consultant and any other person with access to material Company Trade Secrets to execute a binding confidentiality agreement and, to the Knowledge of the Company and Parent, there has not been any breach by any party of such confidentiality agreements;

(xiii)                          (A) neither the Company nor any of its Subsidiaries has granted any current or contingent rights, licenses or interests in or to the source code of the Products or Third Party Product, and (B) since the Company or any of its Subsidiaries developed the source code of the Products, neither the Company, nor any of its Subsidiaries nor Parent has provided or disclosed the source code of the Products to any person or entity except pursuant to written agreements (copies of which have been provided to Buyer) in the ordinary course of business associated with the sale or distribution of Products; and

(xiv)                         to the extent the Company or any of its Subsidiaries has collected any personally identifiable information from any third parties they have complied with all applicable Laws and its publicly available privacy policy (if any) relating to the collection, storage and onward transfer of all personally identifiable information collected by the Company or any of its Subsidiaries or by third parties having authorized access to the Company’s or any of its Subsidiaries’ databases or other records.

(b)                                 For purposes of this Agreement,

(i)                                     “Company Intellectual Property Assets” means all Intellectual Property Assets owned or purported to be owned by the Company or any of its Subsidiaries.

(ii)                                  “Intellectual Property Assets” means the legal rights associated with any of the following:

(A)                              patents and patent applications of any kind (collectively, “Patents”);

(B)                                rights in trade names, trade dress, logos, packaging design, slogans, Internet domain names, registered and unregistered trademarks and service marks and registrations and applications for registration of any of the foregoing (collectively, “Marks”);

(C)                                copyrights in both published and unpublished works, including all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, (collectively, “Copyrights”); and

(D)                               rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, inventions, discoveries and invention disclosures (whether or not patented) (collectively, “Trade Secrets”).

(iii)                               “Products” means a product, component, software or technology, excluding Third Party Products, that is designed, developed, and/or made by, or for, the Company or any of its Subsidiaries and is sold, resold, distributed, licensed or otherwise made commercially available by the Company or any of its Subsidiaries.

(iv)                              “Third Party Product” means any product, component, software or technology supplied to the Company or any of its Subsidiaries by a third party which is sold, resold, licensed, distributed or otherwise made commercially available by the Company or any of its Subsidiaries substantially in the form supplied or as a component of a product, or that is sold by the Company under the Mark of a third party.

3.16                           Litigation.  Except as set forth in Section 3.16 of the Company Disclosure Schedule, there is (and, to the Knowledge of the Company, since December 31, 2004, there has been) no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or affecting the properties or assets of the Company or any of its Subsidiaries, or, as to matters related to the Company or any of its Subsidiaries, against any officer, Equity Interests holder or employee of the Company or any of its Subsidiaries in their respective capacities in such positions.  There are no Actions by or against either Parent or any of its Affiliates pending before, or to the Knowledge of the Company, threatened to be brought before, any Governmental Authority that would cause a Material Adverse Effect or could reasonably be expected to prevent, prohibit, make illegal or materially delay or alter the transactions contemplated by this Agreement.  Neither the Company nor any of its Assets is subject to any Governmental Order, nor, to the Knowledge of the Company, are there any such Governmental Orders threatened to be imposed by any Governmental Authority.

3.17                           Labor Matters.  The Business employs and/or uses the services of approximately 193 full-time employees, 1 part-time employee, no temporary workers, and 16 independent contractors, (collectively referred to as “Workers”) and generally enjoys good business relationships with such Workers.  The Business is not delinquent in payments to any of its employees or independent contractors for any wages, salaries, commissions, bonuses or other compensation for any services performed as of the date hereof.  The Business is and heretofore has been in compliance in all material respects with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, occupational safety and health, citizenship and immigration, wages and hours, and payroll taxes, withholdings and deductions.  There are no charges of employment discrimination or unfair labor practices or strikes, slowdowns, stoppages of work, or any other concerted interference with normal operations existing, pending or, to the Knowledge of the Company, threatened against the Business by or before any Governmental Authority.  The Company has no Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Business.  The Business is, and at all times the Business has been, in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986.  There are no changes of employment or independent contractor status pending or, to the Knowledge of the Company, threatened with respect to (including the resignation of) any Key Employees or independent contractors of the Company or any of its Subsidiaries nor has the Company or any of its Subsidiaries received any notice concerning any prospective change with respect to any Key Employees or independent contractors.  The Business has not implemented any plant closing or mass layoff of employees as those terms are defined in the Worker Adjustment Retraining and Notification Act of 1988, amended (the “WARN Act”), or any similar state or local Law or regulation, and, during the ninety (90) day period preceding the date hereof, no employee of the Business has suffered an “employment loss,” with respect to the Company as defined in the WARN Act.

3.18                           Permits; Compliance with Laws.  The Company and each of its Subsidiaries possess all material licenses, permits and other authorizations or approvals from Governmental Authorities required by applicable provisions of Laws necessary for the operation of the Business (collectively, “Permits”).  None of any such Permits have been terminated, suspended or otherwise are not in full force and effect and there is no Action pending or, to the Knowledge of the Company, threatened that could result in the termination, suspension or otherwise affect any Permit for violation of any legal or regulatory requirements relating to any Permit.  Except as set forth on Section 3.18 of the Company Disclosure Schedule, no Permit shall be affected in any adverse and material respect as a result of the execution of this Agreement or consummation of the transactions contemplated hereby.  Except as set forth in Section 3.18 of the Company Disclosure Schedule, (a) the Company and each of its Subsidiaries are, and have been at all times during their existence, in compliance in all material respects with the terms and conditions of such Permits and all Laws, rules, regulations, guidelines, industry standards, ordinances and orders applicable to the Company, any of its Subsidiaries or the Business (including all zoning, building, safety, subdivision and land sale ordinances, regulations or requirement and other Laws applicable to the Company’s and/or its Subsidiaries’ occupancy of any real estate) and has made, in a timely manner, all applicable and material regulatory filings, and (b) since inception, neither the Company nor any of its Subsidiaries has received any written notification that either the Company or any of its Subsidiaries or any of its business practices, in any material respect, are in violation of any Permit or any such Law, rule, regulation, ordinance or order.

3.19                           Employee Benefit Programs.

(a)                                  Neither the Company nor any of its Subsidiaries sponsors, maintains, or contributes to an Employee Benefit Program.  Parent does not sponsor, maintain or contribute to any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any fringe benefit, stock option, equity-based compensation, phantom stock, bonus or incentive plan, severance pay policy or agreement, vacation policy, retirement, pension, profit sharing or deferred compensation plan or agreement, or any similar plan or agreement or any plan or arrangement providing compensation or benefits (including individual employment, severance, change in control agreements or arrangements) to the Company’s or any Subsidiary’s employees (an “Employee Benefit Program”) other than the Employee Benefit Programs identified and described in Section 3.19 of the Company Disclosure Schedule attached hereto.  The terms and operation of each such Employee Benefit Program materially comply and have heretofore complied in all material respects with all applicable Laws relating to each such Employee Benefit Program.  There are no unfunded obligations of the Company or any of its Subsidiaries under any Employee Benefit Program.  Neither the Company nor any of its Subsidiaries is required to make any payments or contributions to any Employee Benefit Program pursuant to any collective bargaining agreement or any applicable labor relations Law.  After the Effective Date, neither Buyer nor the Surviving Entity shall have any liability with respect to COBRA relating to the termination of employment of any employees of Parent, the Company or their respective Subsidiaries prior to the Effective Time.

(b)                                 Each Employee Benefit Program which is currently maintained by Parent and which has been intended to qualify under Section 401(a) or 501(c)(9) of the Code, has received a favorable determination or approval letter from the IRS regarding its qualification under such section or is stated on a prototype plan document and can rely on the opinion letter issued to the prototype plan sponsor, as applicable, or the time period for submitting a determination letter request and adopting retroactive amendments under Code Section 401(b) and the corresponding regulations is open as of the Closing Date.  To the Knowledge of Parent, no event or omission has occurred which would cause any such Employee Benefit Program to lose its qualification under the applicable Code section.  None of Parent, the Company or any of its Subsidiaries has ever maintained any Employee Benefit Program which has been subject to

Title IV of ERISA or Code Section 412, including any “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA).

(c)                                  Each reference to “Company” in this Section 3.19 also refers to any other entity which would have ever been considered a single employer with the Company or any of its Subsidiaries under ERISA Section 4001(b) or part of the same “Controlled Group” as the Company or any of its Subsidiaries for purposes of ERISA Section 302(d)(8)(C).  An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation (by agreement or under applicable Law) to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries).

(d)                                 No amount or benefits (including equity compensation) shall be required by the Company to be paid or payable to or accelerated, or provided with respect to any employee or other service provider of the Company or any of its Subsidiaries (including amounts and benefits payable under Employee Benefit Programs) (any such amounts or benefits including those provided under Employee Benefit Programs, “Change in Control Payments”) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event), nor could any such Change in Control Payment(s) be an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Tax Law).

(e)                                  Neither the Company nor any of its Subsidiaries maintains any equity incentive plan.

3.20                           Insurance Coverage.  The Business has, since January 1, 2005, maintained (or Parent has maintained on behalf of the Business) in full force and effect general commercial, general liability, product liability, workers’ compensation and employee’s liability, fire and casualty and such other appropriate insurance policies with coverages customary for similarly situated companies in the same or similar industries and as required by applicable Law.  Section 3.20 of the Company Disclosure Schedule contains an accurate summary of such insurance policies currently maintained by Parent or the Business.  There are currently no claims pending against Parent (related to the Business) under any of its current or past insurance policies covering the property, business or employees of the Business (other than ordinary course medical claims under applicable health insurance policies) and all premiums due and payable with respect to such policies have been paid to date.  To the Company’s Knowledge, there is no threatened termination of any such policies or arrangements.  Section 3.20 of the Company Disclosure Schedule sets forth all losses that have occurred since January 1, 2005 under each of the above referenced insurance polices.

3.21                           Investment Banking; Brokerage.  Except as set forth on Section 3.21 of the Company Disclosure Schedule, there are no claims for investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement payable by the Company, any of its Subsidiaries or Parent.

3.22         Environmental Matters.  Except as set forth on Section 3.22 of the Company Disclosure Schedule:

(a)                                  the Company and each of its Subsidiaries are in material compliance with all Environmental Laws applicable to the Company or any of its Subsidiaries;

(b)                                 neither the Company nor any of its Subsidiaries has had or currently has any material liability under any Environmental Law, nor is the Company or any of its Subsidiaries responsible for any such liability of any other Person under any Environmental Law, whether by contract, by operation of law or otherwise;

(c)                                  (i) neither the Company nor any of its Subsidiaries has generated, transported, treated, stored, or disposed of or arranged, by contract, agreement or otherwise, for the treatment or disposal of any Hazardous Materials except in compliance in all material respects with all applicable Environmental Laws and (ii) to the Company’s Knowledge, there are no facts, circumstances or conditions, existing, initiated or occurring as of the Closing Date caused by the Company or any of its Subsidiaries or caused by any other Person, and there has been no Release or threat of Release of any Hazardous Material at, on, under or from any real estate used by the Company or its Subsidiaries as of the Closing Date caused by the Company or any of its Subsidiaries or, to the Company’s Knowledge, caused by any other Person, in either case (i) or (ii), that are reasonably likely to result in material liability to the Company or any of its Subsidiaries under, or that otherwise requires Remediation by the Company or any of its Subsidiaries pursuant to any Environmental Law;

(d)                                 neither the Company nor any of its Subsidiaries has (i) received notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim under any Environmental Law or relating to any Permit under Environmental Law; (iii) been subject to or threatened with any governmental or citizen enforcement action with respect to any Environmental Law or (iv) received written notice of or otherwise have Knowledge of any unsatisfied liabilities of the Company or any of its Subsidiaries under any Environmental Law in excess of $50,000;

(e)                                  the Company and each of its Subsidiaries currently hold all material Permits required under any Environmental Law for the Company’s and each of its Subsidiaries’ activities and operations;

(f)                                    there are no underground storage tanks, friable asbestos-containing materials, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the real estate where the Company or its Subsidiaries operate that require reporting, investigation, cleanup, remediation or any other type of response action by the Company or any of its Subsidiaries pursuant to any Environmental Law that were caused by or have resulted from the operations of the Company or any of its Subsidiaries and there are no underground storage tanks, friable asbestos-containing materials, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on any real estate where the Company or any of its Subsidiaries operate that require reporting, investigation, cleanup, remediation or any other type of response action by the Company or any of its Subsidiaries pursuant to any Environmental Law that were caused by or resulted from the operations of any third party;

(g)                                 no authorization, notification, recording, filing, consent, waiting period, Remediation or approval is required under any Environmental Law in order to consummate the transactions contemplated hereby; and

(h)                                 the Company and each of its Subsidiaries have provided to or made available upon request by Buyer copies of all environmental assessments, reports and audits in its possession or control that relate to the real estate where the Business operates or which otherwise relates to compliance of the Business with Environmental Laws.

(i)                                     For purposes of this Agreement,

(i)                           “Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

(ii)                        “Environmental Laws” means all Laws relating to protection of the Environment, including the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar federal, state and local Laws.

(iii)                     “Hazardous Material” means any pollutant, toxic substance, including asbestos and asbestos-containing materials, hazardous waste, hazardous materials, hazardous substances, contaminants, petroleum or petroleum-containing materials, radiation and radioactive materials and polychlorinated biphenyls as defined in, or listed under, any Environmental Law.

(iv)                    “Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

(v)                       “Remediation” means any investigation, clean-up, removal action, remedial action, restoration, response action, corrective action, monitoring or sampling and analysis in connection with the threatened or actual Release of Hazardous Materials.

3.23                           Customers, Distributors and Partners.  Section 3.23 of the Company Disclosure Schedule sets forth the name of each of the Company’s and its Subsidiaries’ ten (10) largest customers and distributors by revenue for the twelve (12) month period ended March 31, 2008 (the “Customers” and “Distributors,” respectively) (including the names and dates of the contracts or agreements governing the relationships between the Company or its Subsidiaries and such Customers and Distributors) together with the names of any Persons or entities with which the Company or any of its Subsidiaries has a material strategic partnership or similar relationship (“Partners”) (including the names and dates of the contracts or agreements governing such material strategic relationships or partnerships between the Company or its Subsidiaries and such Partners).  Except as set forth on Section 3.23 of the Company Disclosure Schedule, since the date of the Base Balance Sheet, no Customer, Distributor or Partner of the Company or any of its Subsidiaries has (i) canceled or otherwise terminated its relationship with the Company or any of its Subsidiaries, (ii) materially decreased its usage or purchase of the services or products of the Company or any of its Subsidiaries, (iii) disputed in any respect the performance of services or the supply of products or (iv) disputed in any manner the quality of the Company’s or any of its Subsidiaries products or services.  To the Company’s Knowledge, there are no current disputes regarding the quality of the Company’s or any of its Subsidiaries’ products or services.  No Customer, Distributor or Partner has, to the Knowledge of the Company, any plan or intention to terminate, cancel or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries or to decrease materially or limit its usage, purchase or distribution of the services or products of the Company or any of its Subsidiaries.

3.24                           Suppliers.  Except as set forth on Section 3.24 of the Company Disclosure Schedule, within the last twelve (12) months no supplier that the Company or any of its Subsidiaries has paid or is under contract to pay $500,000 or more, or that is the Company’s or any of its Subsidiaries’ sole supplier of any product, has canceled, materially and adversely modified, or otherwise terminated its relationship with the Company or any of its Subsidiaries, or materially decreased its services, supplies or materials to the Company or any of its Subsidiaries, nor to the Knowledge of the Company, does any such supplier have any plan or intention to do any of the foregoing.

3.25                           Warranty and Related Matters.

(a)                                  Products supplied by Parent to the Company prior to the Closing shall be deemed to have been supplied subject to the same warranty terms and conditions (including duration of warranties) as are set forth in the Supply Agreement and subject to the same remedies as provided in the Supply Agreement in the event of a breach of such warranties; provided, however, that any Loss arising from such breach shall be considered a Buyer Warranty Claim under, and subject to the terms of, this Agreement.

(b)                                 To the Knowledge of the Company, all Third Party Products supplied to the Company by third parties are in conformance with the warranties provided by such third parties with respect to such Third Party Products.

(c)                                  The reserves for product warranty claims (if any) set forth in the Financial Statements have been made in accordance with GAAP and, to the Knowledge of Company, are adequate under the circumstances.

(d)                                 Except as set forth on Section 3.25 of the Company Disclosure Schedule, there is not, and in the past three years there has not been any, action, claim or proceeding to the Knowledge of the Company, pending or threatened against the Company or any of its Subsidiaries concerning any Product or Third Party Product, relating to or resulting from an alleged defect in any Product or Third Party Product that has resulted in, or could be reasonably likely to result in, a material liability to the Company or any of its Subsidiaries. During the past three years, there has not been any product recall or post-sale warning (collectively, “Recalls”) concerning any Product or Third Party Product, or to the Knowledge of the Company, any

investigation or other action that is reasonably likely to lead to, or facts that could reasonably be likely to form the basis for, a Recall.  To the Knowledge of the Company, except as set forth on Section 3.25 of the Company Disclosure Schedule, no Product or Third Party Product is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of such Product or Third Party Product, except pursuant to a standard extended warranty or similar agreement.

3.26                           Illegal Payments.  Neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any Person affiliated with the Company or any of its Subsidiaries has ever offered, made or received on behalf of the Company or any of its Subsidiaries any illegal payment or contribution of any kind, directly or indirectly, including payments, gifts or gratuities, to any Person or United States or foreign national, state or local government officials, employees or agents or candidates therefor or other Persons.

3.27                           Patriot Act.  Neither the Company nor any of its Subsidiaries (a) has violated, is in violation of, or will violate any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any similar Law in any other jurisdiction in which the Company operates, (b) is named on any list of prohibited persons, entities or jurisdictions maintained and administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and (c) will violate (and each of them will comply with) anti-money laundering, OFAC and related requirements or other similar Laws applicable to either the Company or any of its Subsidiaries.

3.28                           Inventory.  Except as reserved for on the Base Balance Sheet or the Pre-Closing Statement, as the case may be, the inventory of the Company and its Subsidiaries reflected on the Base Balance Sheet or that will be reflected on the Pre-Closing Statement, as the case may be, is or will be, as appropriate, in good condition, suitable and usable in the ordinary course of business, free and clear of all Encumbrances other than Permitted Encumbrances.

3.29                           Disclosure.  The representations, warranties and statements made by Parent or the Company in this Agreement, in the documents, certificates, filings, schedules and exhibits given or delivered by the Company or Parent in connection with and pursuant to this Agreement, as modified by the Company Disclosure Schedule, do not, either individually or when taken together, contain any untrue statement of a material fact, and do not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties and statements not misleading in light of the circumstances in which they were made or delivered.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGERCO

In order to induce Parent and the Company to enter into this Agreement, Buyer and MergerCo hereby make the following representations and warranties to Parent and the Company as of the date hereof and as of the Closing Date, subject to such exceptions as are set forth in the schedules attached hereof referencing to the corresponding subsections of Article IV of this Agreement (the “Buyer Disclosure Schedule”).  Each of the applicable disclosures listed in the Buyer Disclosure Schedule shall reference the appropriate section and, if applicable, subsection of this Article IV hereof to which it relates and each of which disclosures shall be deemed to be incorporated by reference into the representations and warranties made in this Article IV; provided, that any information disclosed under any paragraph of the Buyer Disclosure Schedule shall be deemed disclosed and incorporated into any other section, subsection, paragraph and clause of Article IV hereof, but only to the extent it is reasonably apparent that such disclosure is relevant to such other section, subsection, paragraph or clause of Article IV hereof.

4.1                                 Organization and Corporate Power.  Each of Buyer and MergerCo is a corporation, limited liability company or other legal entity, duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of Buyer and MergerCo is qualified to do business as a foreign corporation, in each jurisdiction in which the failure to be so qualified has had, or could reasonably be expected to have, a material adverse effect on the ability of Buyer or MergerCo to consummate the transactions contemplated by this Agreement.  Each of Buyer and MergerCo has all requisite corporate power and authority to own or lease its properties, to carry on its business as presently conducted, to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the transactions contemplated hereby and thereby.

4.2                                 Authorization.  The execution, delivery and performance by Buyer and MergerCo of this Agreement and all other agreements, documents and instruments to be executed and delivered by Buyer and MergerCo as contemplated hereby, have been duly authorized by all necessary corporate and other action of Buyer and MergerCo.  This Agreement and all documents executed by Buyer and MergerCo pursuant hereto are valid and binding obligations of Buyer and MergerCo enforceable in accordance with their terms subject to the General Enforceability Exceptions.

4.3                                 Non-Contravention.  The execution, delivery and performance by each of Buyer and MergerCo of this Agreement and each of the other agreements, documents and instruments to be executed and delivered by Buyer and MergerCo contemplated hereby, do not and will not: (A) violate, conflict with, or result in a default (whether after the giving of notice, lapse of time or both) or loss of benefit under, any contract or obligation to which Buyer is a party or by which any of its assets are bound, or any provision of the governing documents of Buyer or MergerCo; (B) violate or result in a violation of, or constitute a default under, any provision of any Law, regulation or rule, or any order of, or any restriction imposed by, any court or governmental agency applicable to Buyer or MergerCo; (C) except as set forth in Section 4.3 of the Buyer Disclosure Schedule, require from Buyer or MergerCo any notice to, declaration or filing with, or consent or approval of any governmental authority or third party; or (D) accelerate any obligation under or give rise to a right of termination of or result in a loss of benefit under any indenture or loan or credit agreement or any other material agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which Buyer or MergerCo is a party or by which the property of Buyer or MergerCo is bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of the assets or properties of Buyer or MergerCo.

4.4                                 Investment Banking; Brokerage.  Except as set forth on Section 4.4 of the Buyer Disclosure Schedule, there are no claims for investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement payable by Buyer or MergerCo.

4.5                                 Financing.  Buyer has provided the Company with (i) a letter (such letter or any substitute letter, as amended, the “Senior Debt Letter”) to provide the Senior Debt Financing (along with drafts of definitive Loan Agreements related thereto), and (ii) a letter (such letter or any substitute letter, as amended, the “Mezzanine Debt Letter” and together with the Senior Debt Letter, the “Debt Letters”) to provide the Mezzanine Debt Financing (along with drafts of definitive Loan Agreements related thereto).  Including the Debt Financing, Buyer has sufficient capital (or access thereto) to satisfy its obligations under this Agreement.

4.6                                 Litigation.  Except as set forth in a writing given to Parent by Buyer on or prior to the date of this Agreement, there is no legal action, suit, litigation, arbitration, proceeding or hearing, (including any civil, criminal, administrative or appellate proceeding) by or before any Governmental Authority or duly appointed arbitration authority by or against Buyer or, to the knowledge of Buyer, threatened, which seeks to delay or prevent the consummation of, or which could reasonably be expected to materially and adversely affect Buyer’s ability to consummate the transactions contemplated in this Agreement.

4.7                                 Non Reliance on Estimates, Projections, Forecasts, Forward Looking Statements and Business Plans.  In connection with its due diligence investigation of the Company, Buyer has received and may continue to receive from Parent and the Company certain estimates, projections, forecasts and other forward looking information, as well as certain business plan information, regarding the Company and its business and operations.  Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward looking statements, as well as in such business plans, with which Buyer is familiar, that, other than with respect to the representations set forth in Section 3.6(c), Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward looking information or business plans), and that, other than with respect to the representations set forth in Section 3.6(c), Buyer will have no claim against the Company, Parent or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, or any other Person, with respect thereto.  Accordingly, other than with respect to the representations set forth in Section 3.6(c), Buyer hereby acknowledges that none of the Company, Parent or any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward looking statements or business plans regarding the Company (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward looking statements or business plans).

4.8                                 No Other Representations or Warranties.  Except for the representations and warranties set forth in any of the Transaction Documents, Buyer hereby acknowledges and agrees that neither Parent nor the Company, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company, including with respect to any information provided or made available to Buyer.  Except to the extent otherwise set forth in any of the Transaction Documents, Buyer hereby acknowledges and agrees that neither Parent nor the Company, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Buyer or any other Person resulting from the delivery, dissemination or any other distribution to Buyer or any other Person, or the use by Buyer or any other Person, of any such information provided or made available to them by the Company or Parent, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents, representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward looking information, business plans or other material provided or made available to Buyer or any other Person in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS OF THE PARTIES

5.1                                 Conduct of Business Prior to Closing.  From the date hereof and until the Closing Date, the Company will (and Parent will cause the Company to) (a) operate in the ordinary course of business consistent with past practices, and (b) use commercially reasonable efforts to preserve intact the relationships with the Customers and Distributors.  Without limiting the generality of the foregoing, and except as otherwise expressly required by this Agreement or as set forth on Schedule 5.1, from the date hereof until the Closing Date, the Company will not (and Parent will cause the Company not to):

(i)                           authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Equity Interests;

(ii)                        make any change to the Certificate of Formation or LLC Agreement or the organizational documents of its Subsidiaries, or change the authorized capital stock or Equity Interests of the Company or any of its Subsidiaries;

(iii)                     merge or consolidate the Company or any of its Subsidiaries with any Person or consummate any other business combination transaction;

(iv)                    borrow any amount or incur or become subject to any Indebtedness;

(v)                       (i) prepay any loans (if any) from its stockholders, officers or directors or any Person affiliated with any of the foregoing, (ii) make any material change in its borrowing arrangements, (iii) modify, amend or terminate any of its contracts or agreements set forth on Section 3.14(a) of the Company Disclosure Schedule or any of the other schedules hereto (except as specifically authorized by Parent in writing), (iv) waive, release or assign any material rights or claims (whether or not in the ordinary course of business) or (v) enter into any contract, agreement or arrangement that would be required to be set forth on Section 3.14(a) of the Company Disclosure Schedule if entered into prior to the date hereof (other than new contracts or agreements with customers and clients in the ordinary course of business);

(vi)                    change accounting policies or procedures, except as required by Law or by GAAP;

(vii)                 (i) make or change any Tax election, change an annual accounting period, adopt or change any accounting method, except, as required by applicable Tax Law or by GAAP, (ii) file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes or (iii) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, in each case that could reasonably be expected to have an adverse effect on any of the assets of the Company or the Business during the Post-Closing Tax Period;

(viii)              (i)  make or grant or promise any bonus or any wage, salary or compensation increase to any director, officer or employee of the Company or any of its Subsidiaries, and (ii) except in the ordinary course of business consistent with past practice or in accordance with the existing terms of contracts entered into prior to the date of this Agreement, make or grant or promise any increase in other benefits to be made available under any employee benefit plan or arrangement, or (iii) amend or terminate any existing employee benefit plan or arrangement or adopt any new employee benefit plan or arrangement;

(ix)                      make any acquisitions or commit to make any capital expenditures (except as specifically authorized by Parent in writing);

(x)                         settle or compromise any material dispute affecting the Company or any of its Subsidiaries;

(xi)                      implement any layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local “mass layoff” or “plant closing” Law;

(xii)                   redeem or repurchase, directly or indirectly, any Equity Interests or declare, set aside or pay any dividends or make any other distributions (whether in cash or in kind) with respect to any Equity Interests;

(xiii)                subject any portion of its properties or assets to any Encumbrance;

(xiv)               sell, lease, license, assign or transfer any portion of its assets or properties, except for sales of inventory or product in the ordinary course of business to unaffiliated third Persons on an arm’s length basis or as specifically contemplated by this Agreement, or cancel without fair consideration any material debts or claims owing to or held by it;

(xv)      incur any intercompany charges or conduct its cash management customs and practices, in each case other than in the ordinary course of business (including with respect to maintenance of working capital balances and inventory levels, making of capital expenditures, collection of accounts receivable and payment of accounts payable);

(xvi)     make any loans or advances to, or guarantees for the benefit of, any Persons (other than advances of expenses to employees in the ordinary course of business consistent with past practice);

(xvii)    grant any performance guarantee to its customers other than in the ordinary course of business and consistent with the policies and practices disclosed to Parent;

(xviii)   abandon or fail to maintain in effect any registrations or issuances with respect to the Company Intellectual Property Assets; or

(xix)     enter into any executory agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions.

Notwithstanding the foregoing, prior to the Closing the Company shall be permitted to pay down existing Indebtedness, subject to compliance with the other terms and conditions set forth in this Agreement.

5.2                                 Actions with Respect to Financing.

(a)                                  Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Letters, including by (i) negotiating and entering into definitive agreements with respect to the Debt Financing on the terms and conditions set forth in the Debt Letters or on other terms agreed by Buyer, (ii) satisfying on a timely basis all conditions applicable to Buyer in such definitive agreements that are within its control, and (iii) consummating the Debt Financing at or prior to the Closing.  In the event any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Letters for any reason, as promptly as practicable following the occurrence of such event, Buyer shall use its commercially reasonable efforts to obtain alternative financing from alternative sources (“Alternative Financing”).  Buyer shall keep Parent reasonably apprised as to the status of, and any material developments relating to, the Debt Financing.  Notwithstanding anything to the contrary herein, in no event shall Buyer be required to (1) accept or agree to any term of the Debt Financing or any Alternative Financing in each case less favorable to Buyer than in the Debt Letters provided to the Company on or prior to the date hereof, or (2) initiate or threaten any Action to enforce any rights under the Debt Letters or any Alternative Financing.

(b)                                 The Company shall provide, and shall cause its representatives to provide, all cooperation and assistance reasonably requested by Buyer in connection with the arrangement of the Debt Financing, including facilitating customary due diligence, participation in meetings and providing certificates, documents and financial reports.  Without limiting the generality of the foregoing, the Company shall, and shall cause its representatives to, use commercially reasonable efforts to cooperate with and assist, and shall use commercially reasonable efforts to cause the independent accountants for the Company to cooperate and assist, Buyer in preparing such information packages, offering materials, private placement memoranda, bank information memoranda and similar documents as Buyer and/or the parties to the Debt Letters may reasonably request (collectively, the “Offering Materials”) for use in connection with the offering and/or syndications of debt securities, loan participations and other matters contemplated by the Debt Letters (the “Offerings”), including (x) making senior management and other representatives of the Company and its Subsidiaries available (at mutually agreeable times) to participate in meetings with rating agencies, due diligence sessions and causing the Company’s senior management and present and former independent accountants for the Company and its Subsidiaries to participate in drafting sessions related to the preparation of the Offering Materials and making work papers available to Buyer and its representatives, and (y) delivering such information, certificates, documents and assistance as Buyer and/or the parties to such Debt Letters may reasonably request in connection therewith; provided, however, that (i) nothing herein shall require such cooperation or assistance to the extent it would interfere unreasonably with the business or operations of the Company and (ii) neither Parent nor any of its Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Debt Financing prior to the Closing Date.  Buyer shall promptly, upon request by the Company or Parent, reimburse the Company or Parent for all reasonable and documented out-of-pocket costs incurred by the Company, Parent or any of its Subsidiaries in connection with the foregoing cooperation and shall indemnify and hold harmless the Company, Parent, its Subsidiaries and their respective directors, officers, employees, agents and other representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Company, Parent or its Subsidiaries), except to the extent that such losses, damages, claims, costs or expenses resulted from or arose out of (A) the willful misconduct of the Company, Parent or any of its Subsidiaries or (B) any event or circumstance with respect to which any Buyer Indemnified Party would be entitled to indemnification under Section 9.2(a).

5.3                                 Access to Information  Without unreasonable disruption of its business, from the date hereof until the Closing Date, the Company shall, and shall cause each of its Subsidiaries and each of the Company’s and its Subsidiaries’ officers, employees and agents to (x) give Buyer and their representatives (including the any financing sources of Buyer) reasonable access, upon reasonable notice and during times mutually convenient to Buyer and senior management of the Company and its Subsidiaries, to the facilities, properties, employees, books and records, customers and suppliers of the Company and its Subsidiaries as from time to time may be reasonably requested and (y) furnish to Buyer such financial and operating data and other information with respect to the business and properties of Parent, the Company and its Subsidiaries as Buyer may from time to time reasonably request.

5.4                                 Non-Competition and Nonsolicitation.  Parent, on behalf of itself and its Subsidiaries, hereby covenants and agrees that neither Parent nor any of its Subsidiaries will, directly or indirectly, for a period beginning on the Closing Date and ending on the date that is three (3) years following the Closing Date, anywhere in the United States or in any foreign country, own, manage, operate, control, invest or participate in (either as an owner or shareholder or in any other similar capacity) with any business, partnership, firm, corporation or other entity (other than Buyer) which is engaged, wholly or partly, in the same or substantially similar business as the Business; provided, however, that nothing in this Agreement shall prevent or restrict Parent or any of its Subsidiaries from any of the following: (i) continuing to conduct, operate, or otherwise invest in Parent’s core business, which is comprised of Parent’s Broadband Infrastructure business unit and Multimedia Communications business unit and the Services business unit that supports such business units, but excluding Parent’s four noncore business units: Personal Communications Division, Handsets, Mobile Solutions and Custom Solutions, in each case as more fully described in Parent’s Annual Report on Form 10-K filed with the United States Securities and Exchange Commission on March 3, 2008; (ii) owning as a passive investment of less than three percent (3%) of the outstanding capital stock of a Person (whether public or private) that is engaged in the Business; or (iii) owning a passive equity interest in private debt or equity investment fund in which Parent or its Subsidiaries have no involvement with such entity or its business other than exercising voting and investment rights of an equity holder.  Without implied limitation, the foregoing covenant shall include (x) hiring or engaging or attempting to hire or engage for or on behalf of itself or any such competitor any officer or employee of Buyer, the Company, any Subsidiary of the Company, or any former employee of Buyer, the Company, any Subsidiary of the Company who was employed during the twelve (12) month period immediately preceding the date of solicitation, encouraging for or on behalf of itself or any such competitor, any such officer or employee to terminate his or her relationship or employment with Buyer, the Company, any Subsidiary of the Company; provided, that the forgoing shall not prohibit any general solicitation of employees through non-targeted advertisements conducted by Parent or its Subsidiaries; or (y) soliciting for or on behalf of itself or any such competitor any bona fide client of Buyer, the Company or any Subsidiary of the Company for the purpose of providing products or services to such client that are of the nature and type consistent with the conduct of the Business and/or diverting to any Person any such bona fide client or any bona fide business opportunity of Buyer, the Company or any Subsidiary of the Company of the nature and type consistent with the conduct of the Business.  Parent agrees that this Section 5.4 is entered into in partial consideration of the Purchase Price, is reasonable in geographic scope and duration in view of the relevant market for the Company’s and its Subsidiaries products and services and that any breach hereof would result in continuing and irreparable harm to Buyer.

5.5                                 Use of Trade Names.  Parent hereby agrees that, after the Closing Date, none of Parent or any Subsidiary of Parent will for any reason, directly or indirectly, for itself or any other Person (other than as an employee, agent or other representative of Buyer or one of its Subsidiaries), use the name “PCD” or any similar name in connection with the operation of any business enterprise; provided, however, that Parent may use the name “PCD” or any similar name in documents required to be with the United States Securities and Exchange Commission.

5.6                                 Intercompany Liabilities.  Effective at the Closing, any and all liabilities and obligations between the Company and its Subsidiaries, on the one hand, and Parent and its Affiliates, on the other hand, including any Intercompany Agreements or other items set forth on Section 3.10(a) of the Company Disclosure Schedule and Section 3.10(b) of the Company Disclosure Schedule, shall terminate and be of no further force or effect, and all intercompany loans and receivables and payables shall be cancelled and extinguished, in each case without payment of any kind and at no cost or other liability to Buyer or its Affiliates (including the Company).  Effective at the end of the Business Day on the Closing Date, the Company’s participation in Parent’s cash management program will terminate, without any credit balances retained by Parent, and, except as may be set forth in the Transition Services Agreement, all guarantees and indemnities in favor of the Company made by Parent or any Affiliate of Parent shall terminate.

5.7                                 Press Releases.  The parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by Law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance.

5.8                                 Exclusivity.

(a)                                  Neither Parent nor the Company will, and the Company will not permit any of its Subsidiaries or any of the directors, officers, employees, advisors, representatives, stockholders, Equity Interests holders or agents of the Company or any of its Subsidiaries to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company (other than the sale of inventory in the ordinary course of business) or any of its Subsidiaries or any Equity Interests of the Company or any of its Subsidiaries other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) willfully facilitate, encourage or solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any person or entity, any information concerning the business, operations, properties or assets of the Company or its Subsidiaries in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing.  Until the earlier of (x) the Closing and (y) the date on which this Agreement is terminated, the Company and Parent shall notify Buyer immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing.

(b)                                 Parent and the Company shall, and the Company shall cause its Subsidiaries and their representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Buyer) conducted heretofore with respect to any Acquisition Transaction.  Parent and the Company agree not to, and the Company shall cause its Subsidiaries not to, release any third party from the confidentiality provisions of any agreement to which Parent, the Company or any of its Subsidiaries is a party.

5.9                                 Reasonable Best Efforts.

(a)                                  Subject to the terms and conditions herein provided and to the terms of Section 5.2, each of Parent, Buyer and the Company agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including (i) cooperation in the preparation and filing of any filings that may be required under the HSR Act and Other Antitrust Laws and any amendments thereto, (ii) the compliance with all requirements under the HSR Act and Other Antitrust Laws applicable to the transactions contemplated hereby, (iii) contesting any legal proceeding relating to the Merger, and (iv) the execution of any additional customary instruments necessary to consummate the transactions contemplated hereby.  Notwithstanding anything to the contrary herein, in no event shall either or both of Parent or Buyer be required to agree to hold separate or to divest any of the businesses or assets of Parent, Buyer, the Company or any of their respective Affiliates, as the case may be.

(b)                                 Parent and Buyer each agree to make, or cause to be made, an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the Merger as soon as practicable (and such parties shall use their commercially reasonable efforts to effect such filing within five (5) Business Days) after the date of this Agreement and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act.  Parent and Buyer each agree to make, or cause to be made, as soon as practicable (and such parties shall use their commercially reasonable efforts to effect such filing within five (5) Business Days) after the date of this Agreement, any required filing or report with the appropriate Governmental Authority under any applicable Other Antitrust Laws and to supply promptly any additional information and documentary material that may be requested pursuant to any applicable Other Antitrust Laws.  Parent and Buyer shall each pay one half of the costs of any required filing fees in connection with the foregoing.

(c)                                  Parent and the Company shall use their reasonable best efforts to obtain the consents from the counter-parties to the agreements set forth on Schedule 5.9(c) (the “Required Consents”) and such other third party consents as Buyer may reasonably request; provided, that neither Parent, the Company nor any of its Subsidiaries shall, without the prior written consent of Buyer, relinquish any material economic right or amend any such agreement in a manner adverse to the Company to obtain such consent.  In the event that any consent granting party, including any lessor or licensor of any Real Property, conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments under the relevant agreement, (i) the Company (or Subsidiary as applicable) shall not, prior to the Closing, make or commit to make any such payment or provide any such consideration without Parent’s prior written consent, and (ii) Parent and Buyer shall each pay one half of any such payment, except as otherwise expressly set forth in Section 5.19.

5.10                           Employees.

(a)                                  As of the Closing, the Surviving Entity shall offer employment to each of the then-current employees of Parent listed on Schedule 5.10.  At the Closing, the Surviving Entity shall hire all employees who accept such offer of employment.  As used herein, “Transferred Employee” shall mean each employee who accepts such offer.

(b)                                 Offers of employment shall provide for (i) equivalent base compensation (wages and salary) and (ii) employee benefits (other than equity compensation arrangements) on terms that are substantially similar in the aggregate to the terms and conditions of Parent plans immediately prior to the Closing, it being understood that Transferred Employees shall receive credit for all prior periods of service with Parent for purposes of participation in compensation and employee benefit plans, programs or arrangements of the Surviving Entity; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.  Offers of employment shall be subject to such Transferred Employees executing an acknowledgment that no severance or separation payments are owed to them by Parent.  If permitted under the plans of the Surviving Entity and Parent, cafeteria plan account balances of Transferred Employees shall transfer from Parent’s plan to the Surviving Entity’s plan.

(c)                                  In addition, the Surviving Entity agrees to (i) credit each of the Transferred Employees with a number of paid vacation, sick leave and personal days immediately following the date of the Closing equal to the number of such days each such Transferred Employee has accrued but not used as of the date of the Closing under the applicable policies of Parent as in effect immediately prior to the date of the Closing, and (ii) allow each of the Transferred Employees to use such days following the date of the Closing in accordance with the applicable policies of the Surviving Entity as are in effect from time to time.  Buyer and Parent shall undertake in good faith to consider the preparation and filing of employment tax reports with respect to the Transferred Employees using the alternative procedure set forth in Revenue Procedure 2004-53 with respect to wage withholding for Transferred Employees.

(d)                                 Effective no later than the beginning of the first regular payroll period following the Closing Date, each Transferred Employee shall be eligible to participate in a defined contribution plan which is maintained by the Surviving Entity, is qualified under Section 401(a) of the Code and includes a qualified cash or deferred arrangement, within the meaning of Section 401(k) of the Code (the “Surviving Entity 401(k) Plan”).  The Surviving Entity shall provide Parent with such documents and other information as Parent shall reasonably request to assure itself that that the Surviving Entity 401(k) Plan provides for the receipt of eligible rollover distributions (including rollover of participant loans).  Each Transferred Employee who is a participant in Parent’s 401(k) plan shall be given the opportunity to “rollover” such account balance by way of an eligible rollover distribution to the Surviving Entity 401(k) Plan.  Parent shall provide the Surviving Entity with a favorable determination letter or opinion letter issued by the Internal Revenue Service to the effect that the terms of Parent’s 401(k) plan and its related trust qualify under Sections 401(a) and 501(a) of the Code.

(e)                                  Buyer shall make a good faith effort to condition a material portion of the compensation of senior management of the Company upon achieving the Forecasted EBITDA; provided, however, that, notwithstanding the foregoing, Buyer may, in its sole discretion and from time to time, make any changes to any such compensation, including changing or eliminating any portion conditioned upon achieving the Forecasted EBITDA.

(f)                                    Parent shall take all actions reasonably necessary so that each Transferred Employee is fully vested in his or her entire account balance in the Parent 401(k) Plan immediately prior to the Closing.

5.11                           Takeover Statutes.  If any takeover, business combination, control share acquisition, fair price, moratorium or similar statutes is or becomes applicable to this Agreement, the Merger or the transactions contemplated by this Agreement, each of Parent, the Company and Buyer and their respective board of directors will (a) take all necessary action to ensure that such transaction may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

5.12                           Contact with Employees, Customers and Suppliers.  Buyer and its representatives may contact and communicate with the employees, customers, suppliers, licensees and licensors of the Company or its Affiliates about the Business only with the prior written consent of Parent (or its designee, as evidenced by a writing delivered to Buyer by Parent), which consent may not be unreasonably delayed, withheld or conditioned (except that such consent may be conditioned upon a designee of Parent being present at any such meeting or conference); provided, however, that, notwithstanding the foregoing, the officers of Buyer set forth on Schedule 5.12 shall be permitted to contact and communicate with the officers of the Company set forth on Schedule 5.12 without regard to the restrictions set forth in this Section 5.12.

5.13                           Parent Assignment and License.

(a)                                  Parent hereby assigns and transfers unto Buyer, its successors, assigns, and legal representatives, effective as of the Closing, Parent’s entire right, title and interest in and to any and all Intellectual Property Assets that are exclusively used in or related to the Business of the Company and any of its Subsidiaries including any and all goodwill related thereto and any cause(s) of action and damages accruing prior to the Closing (the “Transferred IP”).

(b)                                 Parent hereby grants to the Company, effective as of the Closing, a perpetual, irrevocable, worldwide, royalty free, paid-up, non-exclusive license under the Parent Licensed Intellectual Property, to continue to operate and conduct the Business of the Company in substantially the same manner as such Business was conducted prior to the Closing and currently contemplated to be conducted.  The foregoing license is not a license under any Intellectual Property Asset of Parent to the Company to make or have made products (including mobile phones and related products or software) unless such products are not based on designs created and owned by Parent.  The foregoing license is not assignable or transferable by the Company directly or indirectly except in connection with a change of control of the Company or the sale of substantially all of the assets of the Company to a third party; provided, that the Company gives Parent notice of such transfer or assignment; and provided further, that upon such assignment or transfer the license shall extend only to those products of the Company that are being sold by the Company at the time of such change of control and were otherwise licensed hereunder prior thereto and any improvements to such products following such change of control.

5.14                           Canadian Assets.  MergerCo has formed a wholly-owned subsidiary in Canada (the “Canadian Sub”).  At the Closing, Buyer shall cause the Canadian Sub to acquire and assume, and Parent shall cause the transfer and assignment of, all the assets and related liabilities of the Business in Canada (the “Canadian Assets”), free and clear of all Encumbrances (other than Permitted Encumbrances).  The material Canadian Assets are set forth on Schedule 5.14 hereto and shall be assigned and assumed pursuant to the Bill of Sale and Assignment and Assumption Agreement attached as Exhibits F-1 and F-2 hereto.  Solely for purposes of Article I, Article II, Article III and Article IX, the Canadian Assets shall be treated as assets and liabilities of the Company.

5.15                           Audited Company Financials.

(a)                                  The Company will, and Parent will use its good faith efforts to assist the Company to, deliver to Buyer, as soon as reasonably practicable after the Closing, the audited balance sheet of the Company as of December 31, 2007 and statements of income and cash flows for the fiscal year then ended (together with an audit opinion letter from PricewaterhouseCoopers LLP) (the “Audited 2007 Company Financials”).  The parties to the Agreement hereby acknowledge that the delivery of the Audited Company Financials is not a condition to the obligation of either party to close the Merger.  Parent and Buyer shall each pay one half of the fees and expenses of PricewaterhouseCoopers LLP in connection with the preparation of the Audited 2007 Company Financials.  Parent shall pay all third party costs of Parent incurred in connection with the preparation of the Audited 2007 Company Financials (including the fees and expenses of Grant Thornton LLP).  Parent shall be responsible for all costs and expenses of all Parent personnel incurred in connection with the preparation of the Audited 2007 Company Financials.  The parties shall use their commercially reasonable efforts to cause the Audited 2007 Company Financials to be delivered to Buyer as soon as reasonably practicable following the Closing with the goal for such delivery being before September 30, 2008.

(b)                                 After the Closing and the preparation of the Audited 2007 Company Financials, the Company will, and Parent will use its good faith efforts to assist the Company to, deliver to Buyer, as soon as reasonably practicable, each of the audited balance sheet of the Company as of December 31, 2006 and statements of income and cash flows for the fiscal year then ended (together with an audit opinion letter from PricewaterhouseCoopers LLP) (the “Audited 2006 Company Financials”), and the audited balance sheet of the Company as of June 30, 2008 and statements of income and cash flows for the six (6) months then ended (together with an audit opinion letter from PricewaterhouseCoopers LLP) (the “Audited 2008 Stub Company Financials” and together with the Audited 2007 Company Financials and the Audited 2006 Company Financials, the “Audited Company Financials”).  The parties to the Agreement hereby acknowledge that the delivery of the Audited Company Financials is not a condition to the obligation of either party to close the Merger.  The Company shall pay all third party costs of the Company incremental to those set forth in Section 5.15(a) incurred in connection with the preparation of the Audited 2006 Company Financials and the Audited 2008 Stub Company Financials (including the fees and expenses of PricewaterhouseCoopers LLP).  Parent shall pay all third party costs of Parent incremental to those set forth in Section 5.15(a) incurred in connection with the assistance of the preparation of the Audited 2006 Company Financials and the Audited 2008 Stub Company Financials (including the fees and expenses of Grant Thornton LLP).  Parent shall be responsible for all costs and expenses of all Parent personnel incurred in connection with the preparation of the Audited 2006 Company Financials and the Audited 2008 Stub Company Financials.  The parties shall use their commercially reasonable efforts to cause the Audited 2006 Company Financials and the Audited 2008 Stub Company Financials to be delivered to Buyer as soon as reasonably practicable following the Closing with the goal for such delivery being before September 30, 2008.

5.16                           Confidentiality Agreements.  With respect to any confidentiality or non-disclosure agreement between Parent (or its Affiliates, advisors or representatives) and any other Person entered into in connection with the marketing or potential sale of the Company that is not assigned to Buyer or the Company, Parent shall notify Buyer promptly upon any of the Chief Executive Officer, Chief Financial Officer or General Counsel of Parent becoming aware of any breach or non-performance of the terms of any such agreement and, at Buyer’s request and expense, shall use commercially reasonable efforts to enforce the terms thereof.

5.17                           Equity Investment.  Buyer shall offer to Parent the opportunity to purchase, at the Closing, Class A Units of Buyer for an aggregate purchase price of $1,600,000 at the same price per unit as the other purchasers of Class A Units, in each case subject to the terms and conditions of the Buyer LLC Agreement and any related investment documents.

5.18                           Transition Matters.  For the twelve (12) month period immediately following the Closing, Parent shall transfer to the Company any amounts received by Parent for the account of the Company (such as payments from the Company’s customers).

5.19                           Lease Guarantees.  For the eight (8) month period immediately following the Closing, the parties shall use commercially reasonable efforts to terminate and release the obligations of Parent as a guarantor or Indemnitor under the leases related to the Real Property leased by the Company in Brea, California and Toronto, Ontario, as set forth on Section 3.11(a) of the Company Disclosure Schedule.  If, prior to the end of such eight (8) month period, the parties are unable to terminate such obligations on terms mutually acceptable to the parties, the Company will obtain letters of credit on terms no less favorable to the Company than as set forth in (a) that certain memorandum from Aylesworth LLP to the Company and Parent, dated as of June 30, 2008 and (b) a separate written agreement between the parties, dated as of the date hereof, pursuant to such Real Property leases, respectively, in connection with the release of Parent from such obligations.  In any event, the Company shall indemnify Parent against any liability incurred by Parent under such obligations as a result of non-payment by the Company of amounts owed under such leases.

ARTICLE VI

TAX MATTERS

6.1                                 Filing of Tax Returns.

(a)                                  Parent shall prepare, or cause to be prepared, and Parent or Buyer (as applicable) shall file or cause to be filed, all Tax Returns required to be filed by or for the Company and its Subsidiaries (i) that are due after the date of this Agreement and on or before the Closing Date and (ii) for all Tax periods ending on or before the Closing Date that are filed after the Closing Date.  Such Tax Returns shall be prepared in accordance with applicable Law and consistent with past practices.  Buyer shall not amend, refile, modify or extend the statute of limitations with respect to any Tax Return that is the responsibility of Parent pursuant to this Section 6.1(a), in each case if such action would reasonably be expect to adversely impact Parent, without the consent of Parent, which consent shall not be unreasonably withheld or delayed.  At least fifteen (15) days prior to the due date for filing any Tax Return described in Section 6.1(a)(ii), Parent shall deliver such Tax Return to Buyer for Buyer’s review and comment and shall consider in good faith Buyer’s reasonable comments with respect thereto.

(b)                                 Except as set forth in this Section 6.1, Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by or for the Company and its Subsidiaries after the Closing Date.  Such Tax Returns shall be prepared in accordance with applicable Law and consistent with past practices.  Buyer shall deliver to Parent at least fifteen (15) days prior to the due date for filing any such Tax Return relating to a Straddle Period for Parent’s review and comment and shall consider in good faith Parent’s reasonable comments with respect thereto.

(c)                                  Parent shall pay to Buyer the amount owed by Parent pursuant to Section 9.2(a) with respect to the Taxes applicable to such Tax Returns described in this Section 6.1, not later than ten (10) Business Days prior to the applicable due date for such Taxes.  If Parent objects to any amount owed by Parent on any Tax Return with respect to any Taxes pursuant to Section 9.2(a), Parent shall, as promptly as practicable, notify Buyer in writing that it so objects, specifying with particularity any such objection and stating the specific factual or legal basis for any such objection.  If a notice of objection shall be duly delivered, Parent and Buyer shall negotiate in good faith to resolve their disagreement.  If Parent and Buyer have not resolved their disagreement within fifteen (15) Business Days after receipt by Buyer of such notice, they shall refer the matter for resolution to the Accounting Firm, the decision of which shall be binding on Parent, Buyer, the Company and its Subsidiaries.  The costs, fees and expenses of the Accounting Firm shall be borne by (i) Parent if the net resolution of the disputed items favors Buyer, (ii) Buyer if the net resolution of the disputed items favors Parent and (iii) otherwise equally by Parent, on the one hand, and Buyer, on the other hand.  If the Accounting Firm is unable to make a determination with respect to any disputed item prior to the due date (including extensions) for filing of the Tax Return in question, Buyer may file such Tax Return on the due date without Parent’s consent.  Notwithstanding the filing of such Tax Return, the Accounting Firm shall make a determination with respect to any disputed issue and appropriate adjustments shall be made to reflect such determination not later than ten (10) Business Days after such decision has been rendered.

(d)                                 Any Tax refund that is actually realized by or with respect to the Company or any of its Subsidiaries that is attributable to a Pre-Closing Tax Period, excluding any refund that results from the carryback of any loss generated in a Post-Closing Tax Period, shall be for the account of Parent, and Buyer or the Company shall pay over to Parent the amount of any such refund within twenty (20) days after receipt of such refund; provided, that in the event Buyer is required to repay the relevant refund to such Governmental Authority, Parent agrees to repay the amount paid over to Parent within ten (10) Business Days of receipt of reasonably satisfactory evidence of such amount (plus any penalties, interest or other charges imposed by such Governmental Authority); provided, further that nothing in this Agreement shall require Buyer or any Affiliate to make available any information that it reasonably deems to be confidential with respect to Taxes or Tax Returns of Buyer or any Affiliate.

6.2                                 Cooperation on Tax Matters.  Buyer, Parent, the Company, and its Subsidiaries shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns, including providing powers of attorney, maintaining and making available to each other all records necessary in connection with such Tax Returns, and with respect to any audit, litigation or other proceeding with respect to Taxes of or with respect to the Company and its Subsidiaries.  Each of Buyer and Parent agree to retain (and, in the case of Parent, to cause the Company and its Subsidiaries to retain) all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until ninety (90) days following the expiration of the applicable statute of limitations and to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Buyer or Parent, as the case may be, shall allow the other party to take possession of such books and records.

6.3                                 Tax Sharing Agreements.  All Tax sharing agreements or similar agreements with respect to or involving the Company and its Subsidiaries shall be terminated as of the Closing Date and shall have no further effect for any taxable year (whether the current year, a future year, or a past year).

6.4                                 Straddle Period Taxes.  For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes of the Company and its Subsidiaries for a portion of a Straddle Period:

(i)                           in the case of any Taxes other than Taxes based upon or related to income or receipts, such Tax shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period or Post-Closing Tax Period, as applicable, and the denominator of which is the number of days in the entire Straddle Period; and

(ii)                        all other Taxes for the Pre-Closing Tax Period or Post-Closing Tax Period, as the case may be, shall be determined by assuming that for purposes of the Pre-Closing Tax Period, the Company and its Subsidiaries had a taxable year or period that ended at the close of the Closing Date and for purposes of the Post-Closing Tax Period, the Company and its Subsidiaries had a taxable year or period that began at the beginning of the day after the Closing Date; provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated between the period Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each period.

6.5                                 Adjustment to Purchase Price.  The parties agree to treat all payments made under this Article VI, Article IX and under any other indemnity provisions contained in this Agreement as adjustments to the Purchase Price for Tax purposes, unless otherwise required by Law.

6.6                                 Survival.  The obligations of the parties with respect to Taxes as set forth in this Article VI shall be unconditional and absolute and shall remain in effect until sixty (60) days after the expiration of any applicable statute of limitations period.

ARTICLE VII

CLOSING CONDITIONS OF BUYER AND MERGERCO

The obligation of Buyer and MergerCo to consummate the Closing shall be subject to the fulfillment to the satisfaction or the waiver by Buyer and MergerCo on or at the Closing of the following conditions.

7.1                                 Representations and Warranties of the Company and Parent.  Each of the representations and warranties of the Company and Parent set forth in this Agreement that contain any Materiality Qualifiers shall be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific earlier date in which case such representations and warranties shall be true and correct in all respects as of such date), and each of the other representations and warranties of the Company and Parent set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific earlier date in which case such representations and warranties shall be true and correct in all material respects as of such date).

7.2                                 Performance of Obligations of the Company and Parent.  The Company and Parent shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

7.3                                 No Injunctions, Orders or Restraints; Illegality.

(a)                                  Any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated.

(b)                                 No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any Law promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger and the other transactions contemplated by this Agreement illegal or (ii) otherwise prohibiting the consummation of the Merger and the other transactions contemplated by this Agreement.

7.4                                 No Material Adverse Effect.  From the date of this Agreement to the Closing Date, there shall have occurred no events, facts, circumstances or occurrences, which individually or in the aggregate have had, or could reasonably be expected to have a Material Adverse Effect.

7.5                                 Escrow Agreement.  The Company, Parent and the Escrow Agent shall have executed and delivered to Buyer, the Escrow Agreement and, upon execution by Buyer, such agreement shall be in full force and effect.

7.6                                 Ancillary Agreements.  Parent shall have executed and delivered to Buyer, each of the Ancillary Agreements and, upon execution by the Surviving Entity, such agreements shall be in full force and effect.

7.7                                 Opinions of Counsel.  Buyer shall have received from counsel for the Company and Parent legal opinions of each of Wilson Sonsini Goodrich & Rosati and Potter Anderson & Corroon, LLP dated as of the Closing Date in the form mutually agreed to by Buyer and Parent.

7.8                                 Delivery of Closing Documents.  The Company and Parent shall have delivered, or shall have caused to be delivered, to Buyer, all in form and substance satisfactory to Buyer, the following:

(i)                           on or prior to the date hereof, Payoff Letters from each holder of Closing Indebtedness;

(ii)                        on or prior to the date hereof, a certificate executed by an authorized officer of the Company and Parent enclosing the Pre-Closing Statement;

(iii)                     a certificate executed by an authorized officer of the Company and Parent, dated as of the Closing Date, certifying as the satisfaction of each of the conditions set forth in Sections 7.1, 7.2, 7.3 and 7.4;

(iv)                    a certificate of the Secretary of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Certificate of Formation and the LLC Agreement as in effect on the Closing Date, (iii) a copy of the resolutions of the Company’s board of directors and sole member authorizing and approving the applicable matters contemplated hereunder, and (iv) certificates of the secretary of state of the jurisdiction in which the Company is organized and each jurisdiction in which the Company is qualified to do business stating that the Company is in good standing;

(v)                       a certificate of the Secretary of Parent, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Parent executing documents executed and delivered in connection herewith, (ii) the copies of the Certificate of Incorporation and the Bylaws of Parent as in effect on the Closing Date, (iii) a copy of the resolutions of Parent’s board of directors authorizing and approving the applicable matters contemplated hereunder, (iv) a certificate of the secretary of state of the jurisdiction in which Parent is organized stating that Parent is in good standing, and (v) delivery of the fairness opinion of Merrill Lynch, Pierce,

Fenner & Smith Incorporated, dated as of the date of this Agreement, to Parent’s board of directors reasonably acceptable to Parent’s board of directors;

(vi)                    an affidavit of Parent, in a form reasonably satisfactory to Buyer, stating under penalties of perjury Parent’s U.S. taxpayer identification number and that Parent is not a foreign person within the meaning of Section 1445(b)(2) of the Code or a disregarded entity for U.S. federal income tax purposes; and

(vii)                 such other supporting documents and certificates as Buyer may reasonably request and as may be required pursuant to this Agreement.

7.9                                 Debt Financing.  Buyer shall have received the aggregate proceeds of the Debt Financing on the terms and conditions set forth in the Debt Letters.

7.10                           Fairness Opinion.  Merrill Lynch, Pierce, Fenner & Smith Incorporated shall have delivered to the board of directors of Parent a fairness opinion relating to the Merger, dated June 27, 2008, that is reasonably acceptable to the board of directors of Parent.

7.11                           Consents and Waivers.  The Company shall have furnished Buyer with evidence, in form and substance satisfactory to Buyer, of all authorizations, waivers, consents and permits, identified on Schedule 5.9(c).

7.12                           Encumbrances.  The Company shall have obtained releases of the Encumbrances set forth on Schedule 7.12.

7.13                           Employment Agreements.  The employment agreement between Philip Christopher and the Surviving Entity executed in connection with this Agreement shall be valid and in full force as of the Closing.  Philip Christopher shall be an employee of the Surviving Entity immediately following the Closing.

ARTICLE VIII

CLOSING CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND PARENT

The obligation of the Company and Parent to consummate the Closing shall be subject to the fulfillment to the satisfaction of, or the waiver by, the Company and/or Parent, as applicable, on or at the Closing of the following conditions.

8.1                                 Representations and Warranties of Buyer and MergerCo.  Each of the representations and warranties of Buyer and MergerCo set forth in this Agreement that contain any Materiality Qualifiers shall be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific earlier date in which case such representations and warranties shall be true and correct in all respects as of such date), and each of the other representations and warranties of Buyer and MergerCo set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific earlier date in which case such representations and warranties shall be true and correct in all material respects as of such date).

8.2                                 Performance of Obligations of Buyer and MergerCo.  Each of Buyer and MergerCo shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

8.3                                 Financing.  Buyer shall have obtained the proceeds of the Debt Financing.

8.4                                 No Injunctions, Orders or Restraints; Illegality.

(a)                                  Any applicable waiting period under the HSR Act or Other Antitrust Laws relating to the Merger shall have expired or been terminated.

(b)                                 No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any Law promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger and the other transactions contemplated by this Agreement illegal or (ii) otherwise prohibiting the consummation of the Merger and the other transactions contemplated by this Agreement.

8.5                                 Escrow Agreement.  Buyer and the Escrow Agent shall have executed and delivered to Parent, as of the Closing, the Escrow Agreement and, upon execution by Parent, the Escrow Agreement shall be in full force and effect.

8.6                                 Transition Services Agreement.  The Surviving Entity shall have executed and delivered to Parent, the Transition Services Agreement upon execution by Parent, such agreement shall be in full force and effect.

8.7                                 Closing Deliveries.  Buyer shall have delivered, or shall have caused to be delivered, to the Company and Parent, all in form and substance satisfactory to the Company and Parent, the following:

(i)                           Buyer shall have delivered a certificate of an authorized officer of Buyer, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Buyer executing documents executed and delivered in connection herewith and (ii) the satisfaction of each of the conditions set forth in Sections 8.1 and 8.2;

(ii)                        the Closing Cash Payment;

(iii)                     evidence of the funding of the Escrow Amount; and

(iv)                    such other supporting documents and certificates as the Company and Parent may reasonably request and as may be required pursuant to this Agreement.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1                                 Survival of Representations, Warranties and Covenants; Assignability of Rights.

(a)                                  All covenants, agreements, representations and warranties of the Company, Parent, Buyer and MergerCo made herein and in the certificates, exhibits and schedules delivered or furnished to the Company, Parent, Buyer or MergerCo in connection herewith are material and (i) shall be deemed to have been relied upon by the party or parties to whom they are made and shall survive the Closing regardless of any investigation or pre-Closing Knowledge on the part of such party or its representatives and (ii) shall bind the parties’ successors and assigns, whether so expressed or not, and, except as otherwise provided in this Agreement, all such covenants, agreements, representations and warranties shall inure to the benefit of the Company’s, Parent’s, Buyer’s and MergerCo’s successors and assigns, whether so expressed or not.  The parties agree that any of Buyer’s rights, interests or obligations under this Agreement may be assigned by Buyer to any of its financing sources (provided, that no such assignment shall relieve Buyer of any of its obligations hereunder).

(b)                                 The representations and warranties contained in this Agreement shall expire and terminate and be of no further force and effect on the first anniversary of the Closing Date (the “Expiration Date”); provided, however, that such Expiration Date shall not apply with respect to (i) any of the representations and warranties of Parent or the Company contained in Article II (Representations and Warranties of Parent), Section 3.1 (Organization and Limited Liability Company Power), Section 3.2 (Authorization and Non-Contravention), Section 3.4 (Capitalization), Section 3.13 (Tax Matters), and Section 3.21 (Investment Banking; Brokerage), with respect to each of which the “Expiration Date” shall be the date that is sixty (60) days after the date upon which any claim based upon, arising out of or otherwise in respect of any breach of any such representation or warranty may relate is barred by all applicable statute of limitations (including all periods of extension, whether automatic or permissive), (ii) any of the representations and warranties of Parent or the Company contained in Section 3.22 (Environmental Matters), with respect to which the “Expiration Date” shall be the seventh (7th) anniversary following the Closing Date, (iii) any of the covenants and agreements contained herein and (iv) fraud, intentional misrepresentation or willful breach of a party (clauses (i), (ii), (iii) and (iv) collectively, “Excluded Claims”).

9.2                                 Transaction Related Indemnification.

(a)                                  Parent agrees to defend, indemnify and hold Buyer and its Affiliates and respective direct and indirect partners (including partners of partners and stockholders and members of partners), members, stockholders, directors, officers, employees and agents of the foregoing and each Person who controls any of them within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, (parties receiving the benefit of the indemnification agreement under this Section 9.2(a) shall be referred to collectively as “Buyer Indemnified Parties” and individually as a “Buyer Indemnified Party”) harmless from and against any and all damages, Taxes, fines, penalties, out of pocket costs and expenses (including reasonable fees of counsel and all amounts paid in investigation, defense or settlement of any of the foregoing), as the same are incurred, of any kind or nature whatsoever (whether or not arising out of third party claims and including all amounts paid in investigation, defense or settlement of any of the foregoing) (a “Loss” or “Losses”) which may be sustained or suffered by any such Buyer Indemnified Party, (for purposes of determining Losses, the representations, warranties, covenants and agreements contained in this Agreement and the Transition Services Agreement and in the schedules hereto, and all certificates and instruments executed and delivered in connection herewith, that are qualified by reference to “material,” “materially,” “material adverse change,” “material adverse effect,” “Material Adverse Effect” or any similar term (collectively, “Materiality Qualifiers”) shall be deemed to have been made and undertaken without giving effect to such Materiality Qualifiers) based upon, arising out of, by reason of or otherwise in respect of or in connection with:

(i)                           any inaccuracy in or breach of any representation or warranty made by the Company or Parent in this Agreement or the Transition Services Agreement, and/or all other certificates and instruments (including all schedules) delivered by or on behalf of the Company or Parent as part of or pursuant to this Agreement, or any claim, action or proceeding asserted or instituted or arising out of any matter or thing covered by such representations or warranties (collectively, “Buyer Warranty Claims” and each a “Buyer Warranty Claim”), excluding any Buyer Warranty Claims with respect to any representation or warranty set forth in Section 3.13 (Tax Matters), which shall be addressed as set forth in Section 9.2(a)(iii);

(ii)                        any inaccuracy in or breach of any covenant made by Parent or, prior to the Closing, the Company, in this Agreement or the Transition Services Agreement, and/or all other certificates and instruments (including all schedules) delivered by or on behalf of the Company or Parent as part of or pursuant to this Agreement, or any claim, action or proceeding asserted or instituted or arising out of any matter or thing covered by such covenant;

(iii)                     any (A) Buyer Warranty Claim related to any representations or warranties contained in Section 3.13 (Tax Matters), (B) Loss related to Taxes in respect of any Pre-Closing Tax Period, and (C) Taxes of Parent or any member of its affiliate group (within the meaning of Code Section 1504) for any taxable period or portion thereof, except, with respect to (A), (B) and (C), to the extent such Taxes are reflected as a liability in the calculation of the Final Closing Working Capital; and

(iv)                    any act of fraud or intentional misrepresentation by Parent or, prior to the Closing, the Company in connection with the transactions contemplated by this Agreement.

The rights of the Buyer Indemnified Parties to recover indemnification in respect of any occurrence referred to in clauses (ii), (iii) and (iv) of this Section 9.2(a) shall not be limited by the fact that such occurrence may or may not also constitute a Buyer Warranty Claim under Section 9.2(a)(i).

(b)                                 From and after the Closing, Buyer agrees to defend, indemnify and hold Parent and its Affiliates and respective direct and indirect partners (including partners of partners and stockholders and members of partners), members, stockholders, directors, officers, employees and agents of the foregoing and each Person who controls any of them within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, (parties receiving the benefit of the indemnification agreement under this Section 9.2(b) shall be referred to collectively as “Seller Indemnified Parties” and individually as a “Seller Indemnified Party”) harmless from and against any and all Losses which may be sustained or suffered by any such Seller Indemnified Party, based upon, arising out of, by reason of or otherwise in respect of or in connection with:

(i)                           any inaccuracy in or breach of any representation or warranty or covenant, made by Buyer or MergerCo in this Agreement, or in any schedule, instrument or certificate delivered by or on behalf of Buyer as part of or pursuant to this Agreement, or any claim, action or proceeding asserted or instituted or arising out of any matter or thing covered by such representations or warranties (collectively, “Seller Warranty Claims” and each a “Seller Warranty Claim”) (for purposes of determining Losses, the representations and warranties contained in this Agreement, and in the schedules hereto, and all agreements, documents, certificates and instruments executed and delivered in connection herewith that are qualified by Materiality Qualifiers shall be deemed to have been made without giving effect to such Materiality Qualifiers);

(ii)                        any inaccuracy in or breach of any covenant made by Buyer or MergerCo in this Agreement, or any claim, action or proceeding asserted or instituted or arising out of any matter or thing covered by such covenant; and

(iii)                     any act of fraud or intentional misrepresentation by Buyer or MergerCo in connection with the transactions contemplated by this Agreement.

The rights of the Seller Indemnified Parties to recover indemnification in respect of any occurrence referred to in clauses (ii) and (iii) of this Section 9.2(b) shall not be limited by the fact that such occurrence may or may not also constitute a Seller Warranty Claim under Section 9.2(b).

(c)                                  If prior to the relevant date of expiration set forth in Section 9.1, a Buyer Indemnified Party or Seller Indemnified Party (collectively referred to herein as “Indemnified Parties,” or individually as an “Indemnified Party”) shall have given written notice of a claim pursuant to Section 9.4 below to Parent or Buyer, as applicable, then the right to indemnification with respect thereto shall remain in effect without regard to when such matter shall have been finally determined and disposed of.

9.3                                 Limitations on Liability.

(a)                                  Neither Parent nor Buyer shall have any obligation to indemnify any Buyer Indemnified Party or any Seller Indemnified Party, respectively, pursuant to Section 9.2(a)(i) or Section 9.2(b)(i), respectively, unless and until the aggregate of all Losses suffered or incurred by all Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, which would otherwise be subject to indemnification hereunder exceeds $1,000,000 (the “Deductible”) at which times such Buyer Indemnified Parties or Seller Indemnified Parties shall be entitled to be indemnified against all Losses in excess of such Deductible amount in accordance with the terms hereof; provided, however, that the Deductible shall not apply to any Excluded Claims.

(b)                                 Neither Parent nor Buyer shall have any obligation to indemnify any Buyer Indemnified Party or Seller Indemnified Party, as applicable, pursuant to Section 9.2(a)(i) or 9.2(b)(i), respectively, for aggregate Losses exceeding $20,000,000 (the “Cap”); provided, however, that the Cap shall not apply to any Excluded Claims.

(c)                                  Parent shall have no obligation to indemnify any Buyer Indemnified Party, pursuant to Section 9.2(a)(i) with respect to any Buyer Warranty Claim relating to Section 3.22 (Environmental Matters) for aggregate Losses exceeding forty percent (40%) of the Final Working Capital (as determined in accordance with Section 1.6).

(d)                                 Subject to the limitations contained in this Section 9.3, to the extent any Buyer Indemnified Party incurs any indemnifiable Losses under Section 9.2(a)(i), such Losses shall be satisfied first from funds contained in the Indemnity Escrow Account and thereafter from Parent.  Notwithstanding anything to the contrary in this Agreement, Buyer and Parent acknowledge and agree that Four Million, Two Hundred Ninety-One Thousand, Eight Hundred Forty Dollars ($4,291,840) of the funds deposited into the Indemnity Escrow Amount were deposited in connection with the Sprint Receivable referenced in Exhibit D and shall be released to Parent by joint written instructions of the parties to the Escrow Agent upon payment in full to Buyer of such amount, whether by payment of the Sprint Receivable directly or by payment from Parent out of insurance recoveries as set forth in Section 9.3(f) below.  If such payment in full has not been received by Buyer within the six (6) month period immediately following the Closing, Parent and Buyer agree to discuss the release of such amount on terms mutually acceptable to the parties.

(e)                                  Buyer and Parent acknowledge and agree that, should the Closing occur, the sole and exclusive remedy of the Indemnified Parties with respect to Losses arising out of the matters referenced in Section 9.2, shall be pursuant to the indemnification provisions set forth in this Article IX (or Section 6.1(c) as applicable), other than in the case of fraud or intentional misrepresentation.

(f)                                    Notwithstanding anything to the contrary contained in this Agreement, the amount of Losses that the Indemnified Parties (or any of them) may be entitled to indemnification pursuant to Section 9.2 shall be offset, on a dollar for dollar basis, against any amounts actually received by the Indemnified Parties (or any of them) in respect of the Losses forming the basis of such claim for recovery from a third party under any insurance policy.  In addition, Parent shall pay to Buyer any amounts recovered under any insurance policy in connection with the Sprint Receivable referenced in Exhibit D and shall use reasonable best efforts to collect all such amounts receivable pursuant to its insurance policies.

(g)                                 Notwithstanding anything to the contrary contained in this Agreement, Losses (other than Losses as a result of a payment or liability relating to a Third Party Claim), shall not include consequential damages, incidental damages, special damages, loss of profits, diminution in value or punitive damages.

(h)                                 If a Buyer Indemnified Party would otherwise be entitled to indemnification for Losses with respect to a Buyer Warranty Claim relating to Section 3.15(a)(v) or Section 3.25 (an “IP Claim”), then the indemnifiable Losses shall be limited to the amount of such Losses attributable to any of (i) the pre-Closing operation of the Business, (ii) Products or Third Party Products in inventory at the Effective Time, and (ii) Third Party Products which, as of the Effective Time, the Company is obligated to purchase (whether pursuant to outstanding purchase orders or otherwise).

(i)                                     Notwithstanding anything to the contrary in this Agreement, a Buyer Indemnified Party shall use commercially reasonable efforts to seek recovery of Losses relating to IP Claims attributable to Third Party Products from suppliers of the Company.  Except with the prior written consent of Parent (which shall not be unreasonably withheld), a Buyer Indemnified Party will not enter into any settlement with such suppliers for less than one hundred percent (100%) of the amount of such Losses relating to IP Claims attributable to Third Party Products.

(j)            Parent shall have no obligation to indemnify any Buyer Indemnified Party pursuant to Section 9.2(a)(i) with respect to any Buyer Warranty Claim relating to Section 3.9 (Accounts Receivable; Accounts Payable) or Section 3.28 (Inventory) for Losses to the extent the value of the inventory or receivables set forth in the Closing Statement reflected the amount of such Losses.

(k)                                  Nothing in this Section 9.3 shall limit the indemnification obligations of the parties under the Supply Agreement; provided, however, that Buyer may not recover for the same Losses under both this Agreement and the Supply Agreement.

9.4                                 Notice; Payment of Losses; Defense of Claims.  For purposes of this Section 9.4 the term “Indemnifying Party” shall mean Parent and Buyer.

(a)                                  An Indemnified Party shall give written notice to the appropriate Indemnifying Party specifying in reasonable detail the amount, nature and source of the claim, and including therewith copies of any notices or other documents received from third parties with respect to such claim; provided, however, that failure to give such notice shall not limit the right of an Indemnified Party to recover indemnity or reimbursement except to the extent that the Indemnifying Party suffers any material damages as a result of such failure.  The Indemnified Party shall also provide the Indemnifying Party with such further information concerning any such claims as the Indemnifying Party may reasonably request by written notice.

(b)                                 Within thirty (30) days after receiving notice of a claim for indemnification or reimbursement, the Indemnifying Party shall, by written notice to the Indemnified Party, either (i) concede or deny liability for the claim in whole or in part, or (ii) in the case of a claim asserted by a party other than a Buyer Indemnified Party or a Seller Indemnified Party (a “Third Party Claim”), advise that the matters set forth in the notice are, or will be, subject to contest or legal proceedings not yet finally resolved.  If the Indemnifying Party concedes liability in whole or in part, the Indemnifying Party shall, within twenty (20) days of such concession, cause the amount of the claim to be paid to the Indemnified Party in accordance with Section 9.3(d).  Any such payment shall be made in immediately available funds equal to the amount of such claim so payable.  If the Indemnifying Party denies liability in whole or in part or advises that the matters set forth in the notice are, or will be, subject to contest or legal proceedings not yet finally resolved, then the Indemnifying Party shall make no payment (except for the amount of any conceded liability payable as set forth above) until a final resolution of the matter is obtained in accordance with this Agreement.

(c)                                  The Indemnifying Party shall be entitled to assume and control the defense of any Third Party Claim through counsel of its choice (such counsel to be reasonably acceptable to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party; provided, however, that if an Indemnifying Party provides such notice or otherwise assumes the defense of any Third Party Claim, such Indemnifying Party shall be deemed to have acknowledged and agreed that (i) it shall be fully responsible for all Losses relating to such Third Party Claim, (ii) the Indemnified Party is entitled to indemnification hereunder for such Third Party Claim and (iii) (x) the Indemnifying Party shall vigorously defend against such Third Party Claim at its own cost and expense and (y) such indemnification shall be paid fully and promptly if required and that such Indemnifying Party shall not permit the Indemnified Party to incur or suffer any cost or expense during any proceeding related to such Third Party Claim; provided  further, however, that the Indemnifying Party shall not have the right to assume such defense, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if the claim which the Indemnifying Party seeks to assume control (A) seeks non-monetary relief, (B) involves criminal or quasi-criminal allegations, (C) involves a claim which the Indemnified Party reasonably determines the Indemnifying Party failed or is failing to vigorously prosecute or defend or (D) involves a claim the amount in controversy of which is reasonably expected to result in liability to the Indemnified Party in excess of the applicable limitations set forth in Section 9.3.  The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably requested by the Indemnifying Party.  If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense.  The party not controlling such defense may participate therein at its own expense; provided, that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes that the Indemnifying Party and the Indemnified Party have actual or potential conflicting interests with respect to such action, suit, proceeding or claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be paid on a current basis; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties (in addition to any local counsel).  The party controlling such defense shall keep the other party advised of the status of such action, suit, proceeding or claim and the defense thereof and shall consider recommendations made by the other party with respect thereto.  Except with the written consent of the Indemnified Party (not to be unreasonably withheld), the Indemnifying Party will not, in the defense of a Third Party Claim, consent to the entry of any judgment or enter into any settlement (i) that does not include as an unconditional term thereof the giving to the Indemnified Party by the third party of a release from all liability with respect to such suit, claim, action, or proceeding; (ii) that does not include a complete release of the Indemnified Party from all liability with respect thereto; (iii) that imposes any liability or obligation on the Indemnified Party (other than monetary damages with respect to which the Indemnifying Party shall fully indemnify the Indemnified Party); or (iv) unless there is no finding or admission of (A) any violation of Law by the Indemnified Party (or any affiliate thereof), (B) any liability on the part of the Indemnified Party (or any affiliate thereof), or (C) any violation of the rights of any person and no effect on any other claims of a similar nature that may be made by the same third party against the Indemnified Party (or any affiliate thereof).

(d)                                 With respect to any claim or cause of action by any Person other than Parent, Buyer or the Company arising before or after the Closing with respect to the Company’s or any of its Subsidiaries’ operations alleging that any Third Party Product infringes any Third Party Rights for which indemnification pursuant to Section 9.2 is not provided (the “Unindemnified Claims”), the party not subject to such Unindemnified Claim (the “Non-defending Party”) shall cooperate with the party subject to such Unindemnified Claim (the “Defending Party”) in the defense of such Unindemnified Claims and shall make available to the Defending Party, at the Defending Party’s expense, all witnesses, pertinent records, materials and information in the Non-defending Party’s possession or under the Non-defending Party’s control relating thereto as is reasonably requested by the Defending Party including using good faith efforts to obtain indemnification for such claims from suppliers to the Company and remitting any payments received from such suppliers in connection with such indemnification to the Defending Party.

ARTICLE X

TERMINATION

10.1                           Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)                                  by Parent, if the Merger shall not have then occurred on or prior to August 1, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(a) shall not be available to any party hereto whose breach of this Agreement shall have been the primary cause of the failure of the Closing to occur on or prior to such date;

(b)                                 by Buyer, if the Merger shall not have then occurred on or prior to the Termination Date, unless the failure to consummate the Merger is the result of a breach by Buyer of any of its representations, warranties, covenants or agreements under this Agreement;

(c)                                  by mutual written consent of Parent and Buyer;

(d)                                 by either Buyer or Parent if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 10.1(d) shall have used commercially reasonable efforts to remove such order, decree, ruling, judgment or injunction;

(e)                                  by Buyer in the event of a breach by the Company or Parent of any representation, warranty, covenant or other agreement contained in this Agreement which

(i) would give rise to the failure of any condition set forth in Article VII hereof and (ii) cannot be or has not been cured within thirty (30) Business Days after the giving of written notice thereof to Parent by Buyer; or

(f)                                    by Parent in the event of a breach by Buyer of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would give rise to the failure of a condition set forth in Article VIII hereof and (ii) cannot be or has not been cured within thirty (30) Business Days after the giving of written notice thereof to Buyer by Parent.

10.2                           Procedure Upon Termination.  In the event of termination of this Agreement by Parent or Buyer, or both, pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate, and the Merger and related transactions contemplated by this Agreement shall be abandoned, without further action by Buyer, Parent or the Company.

10.3                           Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of Buyer, Parent or the Company or, to the extent applicable, their respective officers, directors or equityholders, other than (a) the provisions of Section 5.7, Article IX, Article XI and this Article X, and (b) any liability of any party for any willful or intentional breach of this Agreement prior to such termination.

ARTICLE XI

GENERAL

11.1                           Amendments, Waivers and Consents.  For the purposes of this Agreement and all agreements executed pursuant hereto, no course of dealing between or among any of the parties hereto and no delay on the part of any party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof.  No provision hereof may be waived otherwise than by a written instrument signed by the party or parties so waiving such covenant or other provision.  No amendment to this Agreement may be made without the written consent of the Company, Parent, and Buyer.

11.2                           Construction.  The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof.  The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, and vice versa, as the context may require.  Any reference to the singular in this Agreement shall also include the plural and vice versa, as the context may require.  The word “including” shall be deemed to mean “including, without limitation.”  As used herein, unless the context otherwise requires, the words “hereof,” “herein” and “hereunder,” and words of similar import, shall refer to this Agreement as a whole and not to any particular provision hereof.  All references to dollar amounts shall be to lawful currency of the United States.  Accounting terms used herein shall have the meanings given to them by GAAP by the Person to which such terms relate.  References to any Law shall be construed as a reference to the same as in effect on the date of this Agreement and shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

11.3                           Counterparts.  This Agreement may be executed in any number of counterparts, in each case including by facsimile or portable document format (pdf), each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

11.4                           Fees and Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the Merger is consummated, each of the Company, Parent and Buyer will bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement and the agreements entered into in connection herewith, including the fees and disbursements of counsel, financial advisors and accountants.

11.5                           Notices and Demands.  Any notice or demand which is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes when delivered by hand, telecopy, telex or other method of facsimile, or five (5) days after being sent by certified or registered mail, postage and charges prepaid, return receipt requested, or two (2) days after being sent by overnight delivery providing receipt of delivery, to:

(a)                                  if to Parent (or, before the Closing, the Company), to:

UTStarcom, Inc.

1275 Harbor Bay Parkway

Alameda, CA 94502
Attn: General Counsel
Facsimile: (510) 864-8802

with copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304
Attn:                    Carmen I. Chang, Esq.

Attn:                    Scott Anthony, Esq.
Facsimile: (650) 493-6811

(b)                                 if to Buyer (or, after the Closing, the Surviving Entity), to:

AIG Vantage Capital
277 Park Avenue

New York, NY 10172

Attn:  Jonathan Stearns
Attn: Deputy General Counsel
Facsimile: (646) 857-8642

with copy to:

Goodwin Procter LLP
599 Lexington Ave.
New York, NY 10022
Attn: Andrew J. Weidhaas, Esq.
Attn: Yash A. Rana, Esq.
Facsimile: (212) 355-3333

11.6                           Dispute Resolution.

(a)                                  Except for disputes expressly reserved for resolution by the Accounting Firm, all disputes, claims, or controversies arising out of or relating to this Agreement or the negotiation, validity or performance hereof that are not resolved by mutual agreement shall be resolved solely and exclusively by binding arbitration to be conducted before the Center for Public Resources (“CPR”) or its successor.  The arbitration shall be held in New York, New York before a single arbitrator and shall be conducted in accordance with the rules and regulations promulgated by CPR unless specifically modified herein.

(b)                                 The parties covenant and agree that the arbitration shall commence within thirty (30) days of the date on which a written demand for arbitration is filed by any party hereto.  In connection with the arbitration proceeding, the arbitrator shall have the power to order the production of documents by each party and any third party witnesses; provided, however, that the arbitrator shall not have the power to order the taking of depositions, the answering of interrogatories or the response to requests for admission.  In connection with any arbitration, each party shall provide to the other, no later than seven (7) Business Days before the date of the arbitration, the identity of all Persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party’s witness or expert.  The arbitrator’s decision and award shall be made and delivered within ninety (90) days of the selection of the arbitrator.  The arbitrator’s decision shall set forth a reasoned basis for any award of damages or finding of liability.  The arbitrator shall not have power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages or any other damages that are specifically excluded under this Agreement, and each party hereby irrevocably waives any claim to such damages.

(c)                                  The parties covenant and agree that they will participate in the arbitration in good faith and that they will share equally its costs, except as otherwise provided herein.  The arbitrator may in his or her discretion assess costs and expenses (including the reasonable legal fees and expenses of the prevailing party) against any party to a proceeding.  Any party unsuccessfully refusing to comply with an order of the arbitrators shall be liable for costs and expenses, including attorneys’ fees, incurred by the other party in enforcing the award.  This Section 11.6 applies equally to requests for temporary, preliminary or permanent injunctive relief, except that in the case of temporary or preliminary injunctive relief any party may proceed in court without prior arbitration for the limited purpose of avoiding immediate and irreparable harm.  The provisions of this Section 11.6 shall be enforceable in any court of competent jurisdiction.

11.7                           Governing Law; Consent to Jurisdiction.  This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of New York, without giving effect to conflict of laws principles thereof.  Except for disputes expressly reserved for resolution by the Accounting Firm, each of the parties hereto irrevocably and unconditionally consents to the exclusive jurisdiction of CPR to resolve all disputes, claims or controversies arising out of or relating to this Agreement or the negotiation, validity or performance hereof, and further consents to the jurisdiction of the courts of New York for the purposes of enforcing the arbitration provisions of Section 11.6 of this Agreement.  Each party further irrevocably waives any objection to proceeding before CPR based upon lack of personal jurisdiction or to the laying of venue and further irrevocably and unconditionally waives and agrees not to make a claim in any court that arbitration before CPR has been brought in an inconvenient forum.  Each of the parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given.  Each of the parties hereto agrees that its or his submission to jurisdiction and its or his consent to service of process by mail is made for the express benefit of the other parties hereto.

11.8                           Remedies; Severability.  Notwithstanding Section 11.7, it is specifically understood and agreed that any breach of the provisions of this Agreement by any Person subject hereto will result in irreparable injury to the other parties hereto, that the remedy at law alone will be an inadequate remedy for such breach, and that, in addition to any other remedies which they may have, such other parties may enforce their respective rights by actions for specific performance (to the extent permitted by Law).  Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law, but if any provision (or part thereof) of this Agreement shall be deemed prohibited or invalid under such applicable Law, such provision (or part thereof) shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

11.9                           Integration.  This Agreement, including the exhibits, schedules, documents and instruments referred to herein or therein, constitute the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  All schedules and exhibits hereto are expressly made a part of this Agreement.

11.10                     No Third Party Beneficiaries.  Nothing in this Agreement is intended to or shall confer any rights or remedies under or by reason of this Agreement on any Persons (including employees of the Company or any of its Subsidiaries) other than the parties hereto and their respective successors and permitted assigns.  This Agreement is not intended and shall not give any third Persons any right of subrogation or action over or against any of the parties hereto.

11.11                     Joint Drafting.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.12                     Confidentiality.  Except as provided in Section 5.7 hereof, the parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or public announcement with respect to this Agreement, the terms and or the transactions contemplated hereby without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld; provided, however, that (a) a party may, without the prior written consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by Law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance, (b) Buyer may, without the prior written consent of the other parties hereto, disclose information related to this Agreement and the transactions contemplated hereby, the performance of its investment in the Company and its Subsidiaries and the performance of the Company and its Subsidiaries to any of Buyer’s investors, limited partners, members or lenders and/or in connection with any fund raising efforts of Buyer or an Affiliate of Buyer and/or in connection with any effort to sell the Company, any of its Subsidiaries or any assets of the Company and its Subsidiaries.

ARTICLE XII

CERTAIN DEFINITIONS

12.1                           Certain Defined Terms.  For purposes of this Agreement, the term:

“ACN Advisory Agreement” means the Advisory Agreement dated on or about July 1, 2008, by and among Buyer, MergerCo, Alumni Capital Network Management Company, LLC.

“Action” means any legal action, investigation, inquiry, suit, litigation, arbitration, proceeding or hearing, (including any civil, criminal, administrative or appellate proceeding) by or before any Governmental Authority or duly appointed arbitration authority.

“Advisory Agreement” means the Advisory Agreement dated on or about July 1, 2008, by and among Buyer, MergerCo, and AIG Global Investment Corp.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and in the case of a natural Person shall include any individual related by marriage or adoption to any such individual (including such natural Person’s immediate family members) or any entity in which any such natural Person owns any beneficial interest (excluding the ownership of less than 1% of the capital stock of any publicly-traded corporation).

“Ancillary Agreements” means the Transition Services Agreement and the Supply Agreement.

“Appraised Items” means the components of Net Working Capital, the value of which are appraised as of the Closing Date by AccuVal Associates, Inc. as set forth on Exhibit D.

 “Audited EBITDA” means the cumulative EBITDA of the Company during the Earnout Period.

“Bonus Amount” means Two Million Five Hundred Thousand Dollars ($2,500,000).

“Business” means the business of marketing mobile cellular handset systems and other wireless communications devices, including personal digital assistants, transceiver PCMCIA cards and telematic and non-telematic devices, that use the infrastructure of Carriers and are sold through the Carrier distribution channel which is comprised of (a) a direct channel (which consists of (i) retail stores owned by Carriers and (ii) the Carriers’ sales organizations for corporate enterprise customers) through which the Company and its Subsidiaries sell products to Carriers; and (b) an indirect channel through which Seller sells products to retailers, distributors and agents that are authorized by Carriers to activate products, to sell airtime on behalf of Carriers, to promote products to end users and to perform other activities that support the sale of products to end users on behalf of Carriers in each case, in North America, Central America and South America.

“Business Day” means any day other than a day on which the office of the Secretary of State of Delaware is closed.

“Buyer LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Buyer, dated as of the Closing Date, as amended from time to time.

“Carriers” means wireless communication carriers.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

“Debt Financing” means the Senior Debt Financing or the Mezzanine Debt Financing.

“Earnout Audited Financials” means the audited consolidated balance sheet of Buyer and its Subsidiaries as of December 31, 2008, December 31, 2009, December 31, 2010, and the related audited consolidated statements of income, changes in stockholders’ equity and cash flows for the fiscal years (or periods) then ended, each as prepared in accordance with GAAP.

“EBITDA” means, for any period, the consolidated net income (as reflected in the Earnout Audited Financials and determined in accordance with GAAP) for such period, plus, to the extent deducted in determining such consolidated net income, each of the following: interest expense, income tax expense, depreciation, amortization, professional fees and expenses (including, without limitation, attorneys’ fees) paid or incurred by the Company in connection with the execution and negotiation of this Agreement, any annual management fees paid pursuant to the Advisory Agreement and the ACN Advisory Agreement, and any Transaction Fees (as defined in the Advisory Agreement).

“Encumbrance” means any liens, claims, options, charges, pledges, security interests, deeds of trust, voting agreements, voting trusts, encumbrances, rights or restrictions of any nature.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Forecasted EBITDA” means $256,300,000.00.

“GAAP” means generally accepted accounting principles of the United States, consistently applied.

“General Enforceability Exceptions” means (i) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights and remedies generally from time to time in effect and (ii) the application of equitable principles (regardless of whether enforceability is considered in a proceeding at law or in equity).

“Governmental Authority” means any government or political subdivision, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any federal, state, local or foreign court or arbitrator.

“Government Contract” means any contract between the Company and a Governmental Authority, including any subcontract (at any tier) of such company to perform services or provide goods that will be delivered to or incorporated in items delivered to a Governmental Authority by another entity under either a prime contract with a Governmental Authority or a subcontract (at any tier) under such a prime contract.

“Governmental Order” means any legally binding order, writ, judgment, injunction, decree, stipulation, award, subpoena or determination of any Governmental Authority or duly appointed arbitrator.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (i) all indebtedness or other obligation of the Company and/or any of its Subsidiaries for borrowed money, whether current, short-term or long-term, secured or unsecured, and all accrued interest, premiums, penalties and other obligations relating thereto, (ii) all indebtedness of the Company and/or any of its Subsidiaries evidenced by any note, bond, debenture or other security, (iii) all indebtedness of the Company and/or any of its Subsidiaries for the deferred purchase price for purchases of property which is not evidenced by trade accounts payables, (iv) all existing lease obligations of the Company and/or any of its Subsidiaries under leases which are capital leases in accordance with GAAP, (v) any liability of the Company and/or any of its Subsidiaries under deferred compensation plans, phantom stock plans, severance or bonus plans (in the case of any such bonus plan, solely in connection with the transactions contemplated by this Agreement) and any Change in Control Payments, (vi) any off-balance sheet financing of the Company and/or any of its Subsidiaries, (vii) any payment of obligations of the Company and/or any of its Subsidiaries in respect of banker’s acceptances or letters of credit, (viii) any liability of the Company and/or any of its Subsidiaries with respect to interest rate swaps, collars, caps and similar hedging obligations, (ix) any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA and/or any unfunded pension liability of the Company and/or any of its Subsidiaries, (x) any outstanding settlements due to Microsoft Corporation or its Affiliates, (xi) any indebtedness referred to in clauses (i) through (xi) above of any Person which is either guaranteed by, or secured by an Encumbrance upon any property or asset owned by, the Company and/or any of its Subsidiaries and (xii) accrued and unpaid interest of, and prepayment premiums, breakage costs, penalties or similar contractual charges arising as result of the discharge at the Closing of, any such foregoing obligations.

“Indemnity Escrow Account” means the account with the Escrow Agent into which the Indemnity Escrow Amount is deposited.

“Intercompany Agreement” means any contract or agreement or group of similar contracts or agreements between the Company and its Subsidiaries, on the one hand, and Parent and its Subsidiaries (other than the Company), on the other hand.

“Knowledge” means knowledge, after due inquiry, of a fact or circumstance or an awareness of a reasonable probability of such fact’s or circumstance’s existence or future occurrence; provided, however, that such knowledge or awareness shall be inferred from evidence of a conscious disregard or avoidance of the facts and circumstances, provided further, that “due inquiry” shall not require inquiry with employees (regarding future employment plans), suppliers or customers with respect to any matter and the phrases “to the Company’s Knowledge,” “to the Knowledge of the Company” and/or similar uses of Knowledge coupled with the Company shall mean to the Knowledge of any of the persons listed on Schedule 12.1.

“Law” means any law, statute, code, ordinance, regulation or rule of any Governmental Authority.

“Material Adverse Effect” means any effect, change, event, occurrence, circumstance or development (each a “Change”, and collectively, “Change”) that is or could reasonably be likely to be materially adverse to the assets, liabilities, condition (financial or other), business, results of operations or prospects of the Company and its Subsidiaries taken as a whole; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Material Adverse Effect” has occurred or could reasonably be likely to occur, other than any such Change disproportionately affecting the Company or its Subsidiaries or that could reasonably be likely to disproportionately affect the Company and its Subsidiaries:

(a)                                  general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b)           conditions (or changes in such conditions) in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c)           conditions (or changes in such conditions) in the industries in which the Company conducts business;

(d)           political conditions (or changes in such conditions) in the United States or any other country or region in the world;

(e)           acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(f)            earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(g)           any actions taken by Parent or the Company, or their failure to take action, in each case, which Buyer has, in writing and in advance thereof, approved, consented to or requested;

(h)           changes in Law or other legal or regulatory conditions (or the interpretation thereof); and

(i)            changes in GAAP or other accounting standards (or the interpretation thereof).

“Mezzanine Debt Financing” means the financing provided to MergerCo under the Credit Agreement dated on or about July 1, 2008, by and among Buyer, MergerCo, Canada Sub, the lenders party thereto, and U.S. Bank National Association, as Administrative Agent, or any mezzanine, subordinated or second lien financing provided to Buyer or MergerCo in connection with the Merger under the Mezzanine Debt Letter.

“Net Working Capital” means (i) the net value of the Appraised Items and other items as set forth on Exhibit D, calculated in a manner consistent with GAAP and the process, procedures and assumptions applied by AccuVal Associates. Inc. to the March 31, 2008 balance sheet of the Company.  For avoidance of doubt, Net Working Capital shall not include any Tax assets or any intercompany accounts, all of which accounts shall be settled at the Closing in accordance with Section 5.6.

“Other Antitrust Laws” means the antitrust and competitions Laws of all jurisdictions, including the European Union, other than those of the United States.

“Parent Licensed Intellectual Property” means Intellectual Property Assets (other than Marks) owned and licensable (without payment to third parties) by Parent to the Company as of the Closing Date that has not been transferred to Buyer pursuant to Section 5.13(a) and that, absent the license granted to the Company as provided herein would be directly infringed by the Company’s business operations or Products as of the Closing; provided, that Parent Licensed Intellectual Property does not including any Intellectual Property Asset that is infringed by any Third Party Product or other product or service of a third party supplied by a third party to the Company or resold or distributed by the Company.

“Payoff Letters” means the letters provided by the lenders or other holders of Indebtedness in connection with the repayment of the Indebtedness as contemplated hereby which shall be in form and substance reasonably satisfactory to Buyer and its financing sources.

“Permitted Encumbrances” means any or all of the following (a) liens for Taxes and other similar governmental charges and assessments that are not yet delinquent or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established on the appropriate books and records in accordance with GAAP, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable and that do not materially detract from the value of the Asset thereto or impair the operations of the Company or its Subsidiaries, (c) security given in the ordinary course of business to any public utility, Governmental Authority or other statutory or public authority in connection with the Business and (d) minor Encumbrances that do not materially detract from the value of the related property or otherwise interfere with the use or operation of the property subject thereto.  Notwithstanding the foregoing, any Encumbrance for Indebtedness as of the Closing will not be a Permitted Encumbrance.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or any unincorporated organization.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date and, with respect to a Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Debt Financing” means the financing provided to MergerCo under the Credit Agreement dated on or about July 1, 2008, by and among Buyer, MergerCo, Canada Sub, JPMorgan Chase Bank, N.A., as Administrative Agent and J.P. Morgan Securities, Inc., as Sole Bookrunner and Sole Lead Arranger, or any senior or first lien financing provided to Buyer or MergerCo in connection with the Merger under the Senior Debt Letter.

“Solvent” means, with respect to any Person, that as of the date of determination, both (i) (a) the sum of such Person’s debt (including contingent liabilities) does not exceed the present fair saleable value of such Person’s present assets; (b) such Person’s capital is not unreasonably small in relation to its business or with respect to any transaction contemplated or undertaken after the Closing Date; and (c) such Person has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (ii) such Person is “solvent” within the meaning given that term and similar terms under applicable Laws relating to fraudulent transfers and conveyances.  For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means any corporation more than 50% of whose outstanding securities, or any partnership, limited liability company, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by the Company.

“Tax” means any (i) federal, state, local, foreign or other taxes, including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax, charge, custom, duty, fee, impost, levy or assessment imposed by any Governmental Authority, including any interest, penalty or addition thereto, whether disputed or not, (ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any consolidated, combined or unitary group or being (or having been) included or required to be included in any Tax Return related thereto and (iii) liability for the payment of any amount of the type described in clause (i) or clause (ii) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

“Tax Return” means any return, declaration, report, estimate, information return and statement (including any attachment, amendment or schedule thereto) required to be filed with any Governmental Authority in respect of any Tax.

“Transaction Documents” means this Agreement, the Supply Agreement, the Transition Services Agreement and any all agreements, certificates and statements delivered in connection with any of the foregoing.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Working Capital Escrow Account” means the account with the Escrow Agent into which the Working Capital Escrow Amount is deposited.

12.2                           Additional Defined Terms.  The following terms shall have the meanings defined for such terms in the Section of this Agreement set forth:

Term	Section
“Accounting Firm”	1.6(d)
“Acquisition Transaction”	5.8(a)
“Act”	1.5
“Agreement”	Recitals
“Allocation Schedule”	1.8
“Alternative Financing”	5.2(a)
“Assets”	3.12
“Audited Company Financials”	5.15(b)
“Audited 2006 Company Financials”	5.15(b)
“Audited 2007 Company Financials”	5.15(a)
“Audited 2008 Stub Company Financials”	5.15(b)
“Base Balance Sheet”	3.6(a)
“Buyer Indemnified Parties”	9.2(a)
“Buyer Indemnified Party”	9.2(a)
“Buyer Warranty Claim”	9.2(a)(i)
“Buyer Warranty Claims”	9.2(a)(i)
“Buyer”	Recitals
“Canadian Assets”	5.14
“Canadian Sub”	5.14
“Cap”	9.3(b)
“Certificate of Formation”	3.1
“Certificate of Merger”	1.5
“Change in Control Payments”	3.19(d)
“Closing”	1.5
“Closing Cash Payment”	1.4(b)(i)
“Closing Date”	1.5
“Closing Indebtedness”	1.4(b)(iii)
“Closing Statement”	1.6(b)
“Company”	Recitals
“Company Copyrights”	3.15(a)
“Company Intellectual Property Assets”	3.15(b)(i)
“Company Marks”	3.15(a)
“Company Membership Interests”	Recitals
“Company Patents”	3.15(a)
“Company Trade Secrets”	3.15(a)(xii)
“Contemplated Transactions”	2.1
“Copyrights”	3.15(b)(ii)(C)
“CPR”	11.6(a)
“Customers”	3.23
“Debt Letters”	4.5
“Deductible”	9.3(a)
“Defending Party”	9.4(d)

Term	Section
“Dispute Notice”	1.6(c)
“Distributors”	3.23
“Earnout Dispute Notice”	1.7(c)
“Earnout Items of Dispute”	1.7(c)
“Earnout Payment”	1.7(a)
“Earnout Period”	1.7(a)
“Earnout Statement”	1.7(c)
“Effective Time”	1.5
“Employee Benefit Program”	3.19(a)
“Environment”	3.22(i)(i)
“Environmental Laws”	3.22(i)(ii)
“Equity Interests”	3.4(a)
“ERISA”	3.19(a)
“Escrow Agent”	1.4(b)(ii)
“Escrow Agreement”	1.4(b)(ii)
“Escrow Amount”	1.4(b)(ii)
“Estimated Closing Indebtedness”	1.6(a)
“Estimated Selling Expenses”	1.6(a)
“Estimated Working Capital”	1.6(a)
“Excluded Claims”	9.1(b)
“Expiration Date”	9.1(b)
“FCPA”	3.27
“Final Closing Indebtedness”	1.6(b)
“Final Selling Expenses”	1.6(b)
“Final Working Capital”	1.6(b)
“Financial Statements”	3.6(a)
“Hazardous Material”	3.22(i)(iii)
“Indemnified Parties”	9.2(c)
“Indemnified Party”	9.2(c)
“Indemnifying Party”	9.4
“Indemnity Escrow Amount”	1.4(b)(ii)
“Intellectual Property Assets”	3.15(b)(ii)
“IP Claim”	9.3(h)
“IRS”	3.13(k)
“Items of Dispute”	1.6(c)
“Key Employees”	3.8(g)
“Loan Agreements”	1.7(e)
“LLC Agreement”	3.1
“Loss” or “Losses”	9.2(a)
“Marks”	3.15(b)(ii)(B)
“Materiality Qualifiers”	9.2(a)
“Merger”	Recitals
“MergerCo”	Recitals
“Mezzanine Debt Letter”	4.5
“Non-defending Party”	9.4(d)

Term	Section
“OFAC”	3.27
“Offering Materials”	5.2(b)
“Offerings”	5.2(b)
“Parent”	Recitals
“Partners”	3.23
“Patents”	3.15(b)(ii)(A)
“Permits”	3.18
“Pre-Closing Statement”	1.6(a)
“Products”	3.15(b)(iii)
“Purchase Price”	1.4(b)
“Real Property”	3.11(a)
“Recalls”	3.25(d)
“Release”	3.22(i)(iv)
“Remediation”	3.22(i)(v)
“Required Consents”	5.9(c)
“Seller Indemnified Parties”	9.2(b)
“Seller Indemnified Party”	9.2(b)
“Seller Warranty Claim”	9.2(b)(i)
“Seller Warranty Claims”	9.2(b)(i)
“Selling Expenses”	1.4(b)(iv)
“Senior Debt Letter”	4.5
“Supply Agreement”	Recitals
“Surviving Entity”	1.1
“Surviving Entity 401(k) Plan”	5.10(d)
“Termination Date”	10.1(a)
“Third Party Claim”	9.4(b)
“Third Party Product”	3.15(b)(iv)
“Third Party Rights”	3.15(a)(iv)
“Trade Secrets”	3.15(b)(ii)(D)
“Transfer Taxes”	1.11
“Transferred Employee”	5.10(a)
“Transferred IP”	5.13(a)
“Transition Services Agreement”	Recitals
“Unindemnified Claims”	9.4(d)
“WARN Act”	3.17
“Workers”	3.17
“Working Capital Escrow Amount”	1.4(b)(ii)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized representatives as of the day and year first above written.

COMPANY:

UTSTARCOM PERSONAL COMMUNICATIONS LLC

By: UTSTARCOM, INC., its sole Member

By:	/s/ Keith San Felipe
Name:	Keith San Felipe
Title:	Treasurer

PARENT:

UTSTARCOM, INC.

By:	/s/ Peter Blackmore
Name:	Peter Blackmore
Title:	President and Chief Operating
Officer

[Signature Page to Merger Agreement]

BUYER:

PERSONAL COMMUNICATIONS DEVICES HOLDINGS, LLC

By:	/s/ Jonathan Stearns
Name:	Jonathan Stearns
Title:	Authorized Signatory of Managing
Member

MERGERCO:

PERSONAL COMMUNICATIONS DEVICES, LLC

By: PERSONAL COMMUNICATIONS DEVICES HOLDINGS, its sole Member

By:	/s/ Jonathan Stearns
Name:	Jonathan Stearns
Title:	Authorized Signatory of Managing
Member

[Signature Page to Merger Agreement]